Exhibit (d)(1)

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

CUBIST PHARMACEUTICALS, INC.

FRD ACQUISITION CORPORATION

AND

ADOLOR CORPORATION

Dated as of October 24, 2011

i

Table of Contents, continued

3.10.	Actions and Proceedings	24

3.11.	Contracts and Other Agreements	24

3.12.	Property	26

3.13.	Insurance	28

3.14.	Commercial Relationships	29

3.15.	Tax Matters	29

3.16.	Employee Benefit Plans	32

3.17.	Employee Relations	34

3.18.	Environmental Matters	35

3.19.	No Breach	37

3.20.	Board Approvals; Anti-Takeover; Vote Required	37

3.21.	Financial Advisor	38

3.22.	Information in the Offer Documents and the Schedule 14D-9	39

3.23.	Information in the Proxy Statement	39

SECTION 4 - REPRESENTATIONS AND WARRANTIES OF PARENT		40

4.1.	Organization	40

4.2.	Authority to Execute and Perform Agreement	40

4.3.	Information in the Offer Documents	41

4.4.	Information in the Proxy Statement	41

4.5.	Sub	41

4.6.	Financing	41

4.7.	Financial Advisor	41

4.8.	Ownership of Company Common Stock	41

4.9.	Litigation	42

4.10.	No Other Representations or Warranties	42

SECTION 5 - COVENANTS AND AGREEMENTS		42

5.1.	Conduct of Business	42

5.2.	No Solicitation	46

SECTION 6 - ADDITIONAL AGREEMENTS		49

6.1.	Proxy Statement	49

6.2.	Meeting of Stockholders of the Company	49

6.3.	Nasdaq; Post-Closing SEC Reports	50

Table of Contents, continued

6.4.	Access to Information	50

6.5.	Public Disclosure	51

6.6.	Regulatory Filings; Reasonable Efforts	51

6.7.	Notification of Certain Matters; Litigation	53

6.8.	Indemnification	53

6.9.	Directors	55

6.10.	401(k)	56

6.11.	Employee Benefits	56

6.12.	State Takeover Laws	58

SECTION 7 - CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER		59

7.1.	Conditions to Obligations of Each Party to Effect the Merger	59

SECTION 8 - TERMINATION, AMENDMENT AND WAIVER		59

8.1.	Termination	59

8.2.	Effect of Termination	61

8.3.	Fees and Expenses	61

8.4.	Amendment	62

8.5.	Waiver	62

SECTION 9 - MISCELLANEOUS		62

9.1.	No Survival	62

9.2.	Notices	62

9.3.	Entire Agreement	63

9.4.	Governing Law	63

9.5.	Binding Effect; No Assignment; No Third-Party Beneficiaries	63

9.6.	Counterparts and Signature	64

9.7.	Severability	64

9.8.	Submission to Jurisdiction; Waiver	64

9.9.	Specific Performance	65

9.10.	Rules of Construction; Certain Definitions	65

9.11.	No Waiver; Remedies Cumulative	66

9.12.	Waiver of Jury Trial	66

Table of Contents, continued

ANNEXES

Annex I — Conditions to the Offer

Annex II — Form of Tender and Voting Agreement

Annex III — Form of Certificate of Incorporation of the Surviving Corporation

Annex IV — Form of CPR Agreement

Index of Defined Terms

Capitalized terms in this Agreement shall have the defined meanings that appear in the provisions of the Agreement listed below.

Section

Acceptance Time	5.2(b)
Acquisition Proposal	5.2(a)
Adverse Recommendation Change	5.2(c)
Affiliate	3.3(d)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(c)
Assignee	9.5(a)
award	3.3(b)
Book-Entry Share	2.1(c)
business day	9.10(b)
CERCLA	3.18(b)
Certificate of Merger	1.4
Certificate	2.1(c)
Closing	1.5
Closing Amount	Recitals
Closing Date	1.5
Code	2.6
Company	Preamble
Company Balance Sheet	3.6(a)
Company Board of Directors	Recitals
Company Disclosure Letter	SECTION 3
Company Joint Venture	3.4(c)
Company’s knowledge	9.10(b)
Company Material Adverse Effect	3.1(a)
Company Option	2.4(a)
Company Preferred Stock	3.3(a)
Company Quarterly Balance Sheet	3.7
Company Restricted Share	2.4(b)
Company Restricted Stock	2.4(b)
Company Rights	3.3(a)
Company Rights Agreement	3.3(a)
Company SEC Reports	3.5
Company Stockholder Approval	6.1
Company Stock Plans	2.4(a)
Company Subsidiary	3.4(a)
Confidentiality Agreement	1.2(c)
Continuing Employee	6.11(b)
CPR	Recitals
CPR Agreement	Recitals

v

Index of Defined Terms, continued

Section

Current D&O Insurance	6.8(b)
Delisting Period	6.3
DGCL	Recitals
Dissenting Shares	2.3(a)
DSU	2.4(c)
Effective Time	1.4
Employee Release	6.11(d)
Environmental Laws	3.18(e)(i)
ERISA	3.16(a)
ERISA Affiliate	3.16(b)
Exchange Act	1.1(a)
Exchange Fund	2.2(a)
Expiration Date	1.1(a)
FCPA	3.9(c)
FDA	3.9(d)
Good Clinical Practices	3.9(h)
Good Laboratory Practices	3.9(h)
Good Manufacturing Practices	3.9(i)
Governmental Entity	9.10(b)
Hazardous Materials	3.18(e)(ii)
HSR Act	3.19
IC Plans	6.11(a)
Incentive Compensation Plan	6.11(a)
Indemnified Parties	6.8(a)
Independent Directors	6.9(a)
IRS	3.16(a)
Laws	3.9(b)
Layoff Laws	3.17(b)
Maximum Premium	6.8(b)
Merger	1.3(a)
Merger Agreement	Annex I
Merger Consideration	2.1(c)
Minimum Condition	Annex I
Notice Period	5.2(d)
OECD Convention	3.9(c)
Offer	Recitals
Offer Condition	1.1(a)
Offer Documents	1.1(c)
Offer Price	Recitals
Offer to Purchase	1.1(a)
on a fully diluted basis	9.10(b)
Outside Date	8.1(b)(ii)
Parent	Preamble
Paying Agent	2.2(a)

Index of Defined Terms, continued

Section

Performance-Based DSU	2.4(c)
Permits	3.9
person	9.10(b)
Plans	3.16(a)
Post-Closing SEC Reports	6.3
Principal Stockholders	Recitals
Prior Plan	6.11(c)
Program	3.9(k)
Prohibited Payment	3.9(c)
Proprietary Rights	3.12(a)
Proxy Statement	1.8(a)(ii)
Real Property	3.12(b)
Regulation M-A	1.1(c)
Release	3.18(e)(iii)
Representatives	5.2(a)
Reporting Tail Endorsement	6.8(b)
Restraints	8.1(b)(i)
Rights Agent	Recitals
Sales Incentive Compensation Plan	6.11(a)
Sarbanes-Oxley Act	3.6(b)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(b)
SEC	1.1(a)
Securities Act	3.11(c)
Severance	6.11(d)
Shares	Recitals
Special Meeting	1.8(a)(i)
Sub	Preamble
Sub Common Stock	2.1
Successor Plan	6.11(c)
Superior Proposal	5.2(b)
Surviving Corporation	1.3(a)
Tax	3.15(a)
Taxable	3.15(a)
Tax Return	3.15(a)
Tender Completion Time	6.2
Tender and Voting Agreements	Recitals
Terminated Employee	6.11(d)
Termination Fee	8.2(b)
Time-Vested DSU	2.4(c)
Top-Up Option	1.10(a)
Top-Up Shares	1.10(a)
UK Bribery Act	3.9(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 24, 2011 is among CUBIST PHARMACEUTICALS, INC. (“Parent”), a Delaware corporation, FRD ACQUISITION CORPORATION (“Sub”), a newly-formed Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent, and ADOLOR CORPORATION (the “Company”), a Delaware corporation.

R E C I T A L S

WHEREAS, Parent and the Board of Directors of each of Sub and the Company has approved the acquisition of the Company by Parent on the terms and conditions set forth in this Agreement;

WHEREAS, in furtherance thereof, it is proposed that Sub commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to acquire all shares of the issued and outstanding common stock, par value $0.0001 per share, of the Company (the “Shares”), for (a) $4.25 for each Share, net to the seller in cash (the “Closing Amount”), without interest, plus (b) one contingent payment right for each Share (a “CPR”), which shall represent the right to receive the Payment Amounts (as such term is used in the Contingent Payment Rights Agreement in the form attached hereto as Annex IV (the “CPR Agreement”) to be entered into between Parent and Computershare Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a national banking association (the “Rights Agent”)), if any, at the times provided for in the CPR Agreement, without interest; the Closing Amount plus one CPR, collectively, or any such higher consideration per Share as may be paid in the Offer, referred to herein as the “Offer Price”;

WHEREAS, the Board of Directors of each of Sub and the Company has approved this Agreement and the transactions contemplated hereby, including the Merger following the Offer, in accordance with the Delaware General Corporation Law (“DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the holders of such Shares and has resolved to recommend that the holders of Shares accept the Offer and adopt this Agreement upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent entering into this Agreement, certain Company stockholders (the “Principal Stockholders”) have entered into tender and voting agreements, dated as of the date hereof, in substantially the form set forth in Annex II, pursuant to which, among other things, the Principal Stockholders have agreed to tender Shares to Sub in the Offer (the “Tender and Voting Agreement”); and

WHEREAS, the Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, the parties agree as follows:

SECTION 1 - THE OFFER AND THE MERGER

1.1.          The Offer.

(a)           Provided that this Agreement shall not have been terminated in accordance with Section 8.1, Parent shall cause Sub to, and Sub shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer as promptly as practicable and in any event no later than the tenth (10th) business day following the date hereof.  The obligations of Sub to accept for payment and to pay for any Shares validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended in accordance with this Section 1.1(a) ) shall be subject only to the conditions set forth in Annex I (collectively, the “Offer Conditions” and each an “Offer Condition”).  Subject to the prior satisfaction or, to the extent permitted, waiver by Parent and Sub of the Offer Conditions, Parent shall cause Sub to, and Sub shall, consummate the Offer in accordance with its terms and accept for payment and pay the Offer Price for all Shares tendered and not withdrawn promptly following the acceptance in compliance with Rule 14e-1(c) under the Exchange Act of Shares for payment pursuant to the Offer.  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the Offer Conditions.  Parent and Sub expressly reserve the right to waive any Offer Conditions, to increase the Offer Price and to make any other changes in the terms of the Offer; provided, however, that Sub shall not, and Parent shall cause Sub not to, decrease the Closing Amount or CPR Payment Amount, change the form of payment of the Closing Amount or CPR Payment Amount, decrease the number of Shares sought in the Offer, waive or change the Minimum Condition, impose additional conditions to the Offer, amend any of the Offer Conditions so as to broaden the scope of any such condition, extend the offer beyond a date that is twenty-one (21) business days after commencement of the Offer or the last extension in accordance with this Section 1.1, if any, of the Offer, whichever is later (the “Expiration Date”) except as set forth below, or otherwise amend any other term or condition of the Offer in a manner materially adverse to the holders of Shares, in each case without the prior written consent of the Company.  Notwithstanding the foregoing and subject to the parties respective termination rights set forth in Section 8.1, Sub may, without the consent of the Company (i) extend the Offer beyond the initial expiration date if, at any scheduled (or extended) expiration of the Offer, any of the conditions to Sub’s obligation to accept Shares for payment, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer.  In addition to the foregoing, Sub also may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act if, as of the Expiration Date, all of the conditions to Sub’s obligations to accept for payment and pay for all Shares are satisfied or waived, but there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of the Company’s stockholders in accordance with the DGCL.

(b)           Subject to the parties’ respective termination rights set forth in Section 8.1, if, at the time at which the Offer is scheduled to expire, any Offer Condition has not been satisfied or has not been validly waived, then, if so requested by the Company by written notice on or prior to the date the Offer is then scheduled to expire, Sub shall extend the Offer for up to one period of not more than five (5) business days per extension period, until all of the Offer Conditions have been satisfied or, to the extent permitted, validly waived; provided, however, that the Company shall not have the right to request an extension pursuant to this Section 1.1(b) if, at the time of any proposed extension, an Acquisition Proposal has been publicly made and the Company Board of Directors failed to reaffirm its recommendation of the Offer within two (2) business days of Parent’s request.

(c)           On the date of commencement of the Offer, Parent and Sub shall file with the SEC, pursuant to Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”).  Subject to Section 5.2, the Company hereby consents to the inclusion in the Offer Documents of the recommendation and the approval of the Company Board of Directors referred to in Section 3.20(a).  Subject to the Company’s compliance with Section 1.2(c), Parent and Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  Parent and Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law.  Parent and Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  The Company shall be given a reasonable opportunity to review and comment on the Schedule TO and any amendment thereto before it is filed with the SEC, and Parent and Sub shall give due consideration to all reasonable and appropriate additions, deletions or changes thereto suggested by the Company and its legal counsel.  In addition, Parent and Sub agree to provide the Company with any comments, whether written or oral, that Parent, Sub or their counsel may receive from time to time prior to the expiration or termination of the Offer, from the SEC or its staff with respect to the Offer Documents, promptly after receipt of such comments, and any written or oral responses thereto, and the Company shall be given a reasonable opportunity to review such comments and have the right to consult with Parent, Sub and their counsel prior to responding to any such comments, either in written or oral form, and Parent and Sub shall give due consideration to the reasonable and appropriate views and comments of the Company and its legal counsel related thereto.

(d)           Parent shall provide or cause to be provided to Sub promptly following the expiration of the Offer or any subsequent extension thereof, as applicable, all funds necessary to pay the aggregate Closing Amounts with respect to Shares that have been validly tendered and not withdrawn pursuant to the Offer and that Sub is obligated to accept for payment pursuant to the Offer and permitted to accept for payment under applicable Law.

(e)           Parent shall, at or prior to the Acceptance Time (as defined in Section 5.2(b)), duly authorize, execute and deliver the CPR Agreement.

1.2.          Company Actions.

(a)           Subject to Section 5.2 and to any consents or approvals of the Company’s stockholders required under applicable Law, the Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated hereby.

(b)           On the date the Offer is commenced, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which shall, subject to the provisions of Section 5.2, contain the recommendation of the Company Board of Directors referred to in Section 3.20(a) and all information required by Delaware Law.  The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  The Company shall provide to Parent a copy of the Company financial advisor’s fairness opinion and a summary of the analysis underlying such fairness opinion to be included in the Schedule 14D-9.  The Company, on the one hand, and Parent and Sub, on the other hand, agree to promptly correct and supplement any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law.  The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case as and to the extent required by applicable Law.  Parent and Sub shall be given the opportunity to review and comment on the Schedule 14D-9 and any amendment thereto before filing with the SEC and the Company and its counsel shall give due consideration to all reasonable and appropriate additions, deletions or changes thereto suggested by Parent and its counsel.  In addition, the Company agrees to provide Parent and Sub any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and to consult with Parent, Sub and their counsel and give due consideration to all reasonable and appropriate additions, deletions or changes thereto suggest by Parent and its counsel prior to responding to any such comments, either in written or oral form.

(c)           The Company shall promptly furnish or cause to be furnished to Parent or Sub mailing labels, security position listings and all available listings and computer files containing the names and addresses of the record holders of the Shares as of a recent date, and of those persons becoming record holders subsequent to such date, and shall promptly furnish Parent or Sub with such information and assistance (including, but not limited to, lists of holders of the Shares, updated periodically, and their addresses, mailing labels and lists of security positions) as Parent or Sub or its agent(s) may reasonably request.  Subject to applicable Law, such information shall be held confidential by Parent and Sub under the terms of the Mutual Confidentiality and Non-Use Agreement, dated July 26, 2011, entered into between Parent and the Company (as amended, the “Confidentiality Agreement”).  For the avoidance of doubt, the parties agree that the Confidentiality Agreement does not restrict steps to prepare, file or disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated hereby.

1.3.          The Merger.

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and Sub shall consummate a merger (the “Merger”) in accordance with the DGCL pursuant to which (i) Sub will be merged with and into the Company and the separate corporate existence of Sub will thereupon cease; (ii) the Company will be the successor or surviving corporation in the Merger and will continue to be governed by the Laws of the State of Delaware; (iii) the corporate existence of the Company with all its rights, privileges, powers and franchises will continue; and (iv) the Company will succeed to and assume all the rights and obligations of Sub. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.”  The Merger shall have the effects set forth in the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)           At the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger, be amended and restated in its entirety to be in the form of Annex III and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)           At the Effective Time, and without any further action on the part of the Company or Sub, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Sub as in effect immediately prior to the Effective Time (except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be Adolor Corporation), and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.4.          Effective Time.  Parent, Sub and the Company shall cause a certificate of merger complying with Section 251 of the DGCL or a certificate of ownership and merger complying with Section 253 of the DGCL, as applicable (either the “Certificate of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware as provided in the DGCL.  The Merger shall become effective on the time and date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time and date as is specified in the Certificate of Merger (provided, however, that such later time and date shall not be more than five (5) business days after the filing without the written consent of the Company), such time hereinafter referred to as the “Effective Time.”

1.5.          Closing.  The closing of the Merger (the “Closing”) will take place at 9:00 a.m. (Boston time) on a date to be specified by the parties, such date to be no later than the second (2nd) business day after satisfaction or waiver of all of the conditions set forth in SECTION 7 capable of satisfaction prior to the Closing (the “Closing Date”), at the offices of

Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, unless another date or place is agreed to in writing by the parties hereto.

1.6.          Directors and Officers of the Surviving Corporation.  The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.  Prior to the Effective Time, the Company shall cause each member of the Company Board of Directors, other than Parent’s or Sub’s designees pursuant to Section 6.8, to execute and deliver a letter effectuating his or her resignation as a director of the Company upon the Effective Time.

1.7.          Subsequent Actions.  If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.8.          Stockholders’ Meeting.

(a)           If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board of Directors, in accordance with applicable Law and the Company’s certificate of incorporation and bylaws, shall:

(i)            duly call, give notice of, convene and hold a special meeting of its stockholders to consider the adoption of this Agreement (the “Special Meeting”) as soon as reasonably practicable following the Acceptance Time;

(ii)           as soon as reasonably practicable following the Acceptance Time, prepare and file with the SEC under the Exchange Act a preliminary proxy or information statement relating to the Merger and this Agreement and use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after Parent shall have had a reasonable opportunity to review and comment on the Proxy Statement, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (in either case, the “Proxy Statement”) to be mailed to its stockholders as promptly as practicable;

(iii)          subject to Section 5.2, include in the Proxy Statement the recommendation of the Company Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement; and

(iv)          use commercially reasonable efforts to solicit from holders of Shares proxies in favor of the adoption of this Agreement and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable Law and the Company’s certificate of incorporation and bylaws to effect the Merger.

(b)           Parent agrees to vote, or cause to be voted, all of the Shares then beneficially owned by Sub in favor of the adoption of this Agreement and the approval of the Merger.

1.9.          Merger Without Meeting of Stockholders.  Notwithstanding Section 1.8, in the event that Sub has acquired at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company entitled to vote on the Merger, pursuant to the Offer or otherwise, the parties hereto agree, at the request of Parent and subject to SECTION 7, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with and subject to the DGCL.

1.10.        Top-Up Option.

(a)           The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.10, to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on The Nasdaq Stock Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, newly issued Shares (the “Top-Up Shares”) so that, when added to the number of Shares owned by Sub prior to the exercise of the Top-Up Option, Sub will own at least ninety percent (90%) of the Shares outstanding immediately after the issuance of the Top-Up Shares (not including in the Shares owned by Sub any Shares tendered pursuant to unfulfilled guaranteed delivery procedures); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option and (ii) the Top-Up Option may not be exercised unless, following the Acceptance Time or after a subsequent offering period, seventy percent (70%) or more of the Shares shall be owned by Sub.  The Top-Up Option shall be exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.  Sub may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.10, in its sole discretion, to Parent.

(b)           The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares complies with all applicable Laws, including compliance with an applicable exemption from registration under the Securities Act.  If Sub wishes to exercise the Top-Up Option, Sub shall give the Company written notice, specifying (i) the number of Shares owned by Sub, (ii) a place and a time for the closing of such purchase and (iii) the manner in which Sub intends to pay the applicable purchase price.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Sub specifying, based on the information provided by Sub in its notice, the number of Top-Up Shares.  Prior to the closing of the purchase of the Top-Up Shares, upon Sub’s request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Sub the number of Shares issued and outstanding (A) as of immediately prior to the exercise of the Top-Up Option and (B) after giving effect to the issuance of the Top-Up Shares.

(c)           The aggregate purchase price payable for the Top-Up Shares may be paid, at Sub’s option, (i) in cash, (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or (iii) a combination thereof, provided that Sub shall use cash for at least the aggregate par value of the Top-Up Shares.  The Company Board has approved such consideration for the Top-Up Shares.  Any such promissory note shall include the following terms: (1) the maturity date shall be one (1) year after issuance, (2) the unpaid principal amount of the promissory note shall accrue simple interest at a per annum rate of 3.00% and (3) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice.

(d)           Parent and Sub acknowledge that the Shares that Sub may acquire upon exercise of the Top-Up Option shall not be registered under the Securities Act and shall be issued in reliance upon an exemption for transactions not involving a public offering.  Sub agrees that the Top-Up Option, and the Top-Up Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(e)           The obligation of the Company to deliver Top-Up Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable Law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, (ii) due to the exercise of the Top-Up Option, the number of Shares owned by Parent, Sub and their Affiliates will constitute more than ninety percent (90%) of the number of Shares that will be outstanding on a fully-diluted basis immediately after the issuance of the Top-Up Shares, and (iii) Sub has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

SECTION 2 - CONVERSION OF SECURITIES

2.1.          Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of common stock, par value $0.01 per share, of Sub (“Sub Common Stock”):

(a)           Sub Common Stock.  Each issued and outstanding share of Sub Common Stock shall be converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  All Shares that are owned by the Company as treasury stock and any Shares owned by Parent or Sub shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be payable in exchange therefor.

(c)           Conversion of Shares.  Subject to Section 2.4, each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive the (i) the Closing Amount, payable to the holder thereof in cash, without interest, plus (ii) one CPR, or any such higher consideration as may be paid in the Offer (the “Merger Consideration”).  From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest thereon, upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

2.2.          Exchange of Certificates.

(a)           Paying Agent.  Parent shall designate StockTrans, Inc. or another bank or trust company that is reasonably acceptable to the Company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) and to receive the aggregate Closing Amounts to which holders of Shares shall become entitled pursuant to Section 2.1(c).  Parent shall cause the Surviving Corporation to provide to the Paying Agent on a timely basis, promptly (in any event no later than the immediately following business day) after the Effective Time, and as and when needed after the Effective Time, cash necessary to pay the aggregate Closing Amounts for the Shares converted in the Merger into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  If for any reason the Exchange Fund is inadequate to pay the aggregate Closing Amounts to which holders of Shares shall be entitled under Section 2.1(c), Parent shall promptly deposit or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments of aggregate Closing Amounts, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.  The Paying Agent may invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments, if any, shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds that invest only in such United States government and commercial paper obligations.  Any interest and other income resulting from such investments shall be paid to Parent.  No investment of the Exchange Fund shall relieve Parent, Surviving Corporation or the Paying Agent from promptly making the payments required under this Article II, and following any losses from any such investment, Parent shall promptly provide any additional cash funds to the Paying Agent for the benefit of the Company’s shareholders at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund.

(b)           Exchange Procedures.  Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate or a Book-Entry Share, which immediately prior to the Effective Time represented outstanding Shares, whose shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss for such Certificates) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company mutually agree prior to the Effective Time); and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed and such other documents as may be reasonably requested by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(c)           Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this SECTION 2.

(d)           Termination of Exchange Fund; No Liability. At any time following six (6)  months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates and Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest thereon.  Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If Certificates or Book-Entry Shares are not surrendered prior to the time such Certificates or Book-Entry shares would otherwise escheat to, or become Property of, any Governmental Entity, unclaimed Merger Consideration payable with respect to such Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

2.3.          Dissenting Shares.

(a)           Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.  From and after the Effective Time, a stockholder who has properly exercised such appraisal rights shall not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL.  A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Shares held by him, her or it in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such Shares shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificates or Book-Entry Shares, pursuant to Section 2.2.  The parties hereby agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares, and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Sub or Parent to the Company in payment for the Top-Up Shares.

(b)           The Company shall give Parent (i) prompt written notice of any written demands for appraisal (including copies of such demands), attempted withdrawals of such demands and any other instruments received by the Company relating to rights of appraisal; and (ii) the opportunity to participate in the conduct of all negotiations and proceedings with respect to demands for appraisal.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

2.4.          Company Incentive Plans.

(a)           At the Acceptance Time, each stock option (each a “Company Option” and, collectively, the “Company Options”) that was granted under the Company’s Amended and Restated 1994 Equity Compensation Plan or its 2011 Stock-Based Incentive Compensation Plan (formerly known as the 2003 Amended and Restated Stock-Based Incentive Compensation Plan) (the “Company Stock Plans”) and that is outstanding immediately prior to the Acceptance Time shall vest in full to the extent not already vested.  The Company shall have provided to each holder of a Company Option, prior to the Effective Time, written notice and an opportunity to exercise such Company Option prior to the Effective Time.  Between the Acceptance Time and

the Effective Time, Company Options that have an exercise price of less than $4.25 per share may be exercised, with such exercise effective immediately prior to the Effective Time, by assignment to the Surviving Corporation of a sufficient portion of the Closing Amount payable in the Merger with respect to the shares subject to such Company Options, provided that the holder of such Company Options irrevocably undertakes to exchange such shares pursuant to Section 2.2(b) hereof and instructs the Paying Agent to deduct the applicable portion of the Closing Amount that would otherwise be payable with respect to such shares.  At the Effective Time, each then-outstanding Company Option shall be canceled and shall immediately cease to be outstanding, without any payment in respect of such Company Option or cancellation thereof except as provided in the following sentence.  In full satisfaction of the cancellation of any Company Option described in the immediately preceding sentence that had a per-Share exercise price less than the last reported sale price of a Share on The Nasdaq Stock Market on the last trading day prior to the Acceptance Time, Parent shall, or shall cause the Surviving Corporation to, following the Effective Time, pay to the holder of such Company Option, (x) an amount in cash in respect thereof equal to the product of (I) the excess, if any, of the last reported sale price of a Share on The Nasdaq Stock Market on the last trading day prior to the Acceptance Time over the per-Share exercise price of such Company Option and (II) the number of Shares subject thereto (such payments to be net of applicable Taxes withheld pursuant to Section 2.6).  As of the Effective Time, no Person shall retain any rights with respect to any previously outstanding Company Options except for the rights of a holder to receive any payment expressly contemplated by this Section 2.4(a).

(b)           At the Acceptance Time, each share of restricted stock that was granted by the Company under a Company Stock Plan (each, a “Company Restricted Share” and, collectively, the “Company Restricted Stock”) that is unvested and outstanding immediately prior to the Acceptance Time shall vest and, after satisfaction of all applicable Tax and other withholding requirements pursuant to Section 2.6, be converted into the right to receive, as promptly as practicable following the Effective Time, the Merger Consideration.

(c)           At the Acceptance Time, each performance-based deferred stock unit (each, a “Performance-Based DSU” and, collectively, the “Performance-Based DSUs”) and each time-vested deferred stock unit (each, a “Time-Vested DSU” and, collectively, the “Time-Vested DSUs”) (the Performance-Based DSUs and the Time-Vested DSUs being collectively referred to herein as the “DSUs”) that was granted by the Company under a Company Stock Plan that is unvested and outstanding immediately prior to the Acceptance Time shall vest and shall be satisfied by delivery of an equivalent number of Shares, less such number of Shares as shall be withheld pursuant to Section 2.6 to satisfy applicable Tax and other withholding requirements, such remaining Shares to be converted into the right to receive, as promptly as practicable following the Effective Time, the Merger Consideration.

(d)           Any amounts to be paid pursuant to this Section 2.4 shall be in lieu of any amounts that would otherwise be payable pursuant to Section 2.1(c) in respect of Shares subject to Company Options, Company Restricted Shares and DSUs, as applicable.

(e)           As of the Effective Time, the Company Stock Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company

Subsidiary shall be cancelled.  The Company shall take, or cause to be taken, all actions necessary to effectuate the foregoing provisions of this Section 2.4, including, but not limited to, sending out the requisite notices, obtaining any necessary resolutions of the Board or a committee thereof, and obtaining all consents necessary to cash out and cancel all Company Options, Company Restricted Stock, and DSUs, so as to ensure that, after the Effective Time, no person shall have any rights under the Company Stock Plans except for the right to receive the payments, if any, contemplated by Section 2.4(a), 2.4(b) or 2.4(c).

2.5.          Section 16.   The Company Board of Directors shall, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act the disposition and cancellation of Shares (and related derivative securities) resulting from the transactions contemplated by this Agreement.

2.6.          Withholding.  Each of Parent, Sub and Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any cash consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares, Company Options, Company Restricted Stock or DSUs, in each case directly or through an authorized agent with respect to any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as are required to be deducted or withheld under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of any other applicable federal, state, local or non-U.S. Tax Law from any such consideration, as reasonably determined by Parent.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Notwithstanding the foregoing and for the avoidance of doubt, (i) the Company shall (a) prior to the Acceptance Time, make arrangements consistent with the requirements of applicable law with each holder of Company Restricted Stock for the prompt satisfaction (through the withholding or tendering of Shares or otherwise) of all withholding tax obligations required to be satisfied in respect of the vesting of such Company Restricted Stock pursuant to Section 2.4(b) above, such arrangements to be reasonably satisfactory to Parent; and (b) satisfy or cause to be satisfied, timely and in full including through the withholding of Shares in the case of the DSUs, all tax withholdings required or in respect of any other vesting or payment event in respect of Company Options or DSUs for which the required tax remittance is due prior to the Effective Time, (ii) nothing in the preceding sentence shall limit the ability and right of the Surviving Corporation to satisfy its tax withholding obligations by other means, and (iii) to the extent the Company or Surviving Corporation remits payroll taxes (other than FUTA or the employer portion of FICA) or other required withholdings with respect to the vesting of Company Restricted Shares or in respect of any other vesting or payment event in respect of Company Options or DSUs and there is not a corresponding withholding from amounts payable to the employee or former employee (the amount not withheld, the “shortfall amount”), each of Parent, Sub and Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, for the benefit of the Surviving Corporation, any such shortfall amount from any cash consideration described in the first sentence of this Section 2.6.

2.7.          Transfer Taxes.   If any payment pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that the Certificate or Book-Entry Shares surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

SECTION 3 - REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as (i) set forth on the Disclosure Letter delivered by the Company to Parent on the date hereof (the “Company Disclosure Letter”), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer; provided, however, that (x) an item disclosed for any Section of this Agreement shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other Section is reasonably apparent on the face of such disclosure and (y) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item constitutes a Company Material Adverse Effect, and (ii) factual information disclosed in any periodic report filed by the Company with the SEC after January 1, 2011 and publicly available prior to the date of this Agreement (excluding any disclosures under the heading “Risk Factors” and any other disclosures that are predictive or forward-looking in nature), the Company hereby makes the following representations and warranties to Parent and Sub:

3.1.          Organization and Qualification.

(a)           Each of the Company and each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted.  Each of the Company and each Company Subsidiary is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions in which such qualification or authorization is required by Law, except for jurisdictions in which the failure to be so qualified or authorized and in good standing would not reasonably be expected to have a Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any change, event, circumstance, effect or development that, individually or in the aggregate with all other changes, events, circumstances, effects or developments that exist on the date of determination, has had a material adverse effect on (i) the assets, properties, business, capitalization, results of operations, or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect or shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would occur:  any adverse effect arising out of, resulting from or attributable to (i) (A) the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates, (B) political conditions generally of the United States or any other country or jurisdiction in which the Company operates, (C) changes that are the result of factors generally affecting any of the industries in which the Company operates or in which products or services of the Business are used or distributed, (D) any hostilities, act of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, or (E) any changes or prospective changes in applicable Law or United States generally accepted accounting principles or interpretation thereof, (ii) the announcement of the transactions contemplated by this Agreement, (iii) any failure by the Company to achieve any earnings or other financial projections or forecasts (including securities analysts published projections), (iv) any change in the trading price or trading volume of the Shares, (v) actions taken with Parent’s written consent or at Parent’s written request, and (vi) the termination for cause or voluntary resignations, retirements or death or disability of any employees of the Company or any Company Subsidiary, except in the case of the foregoing clause (i) to the extent such effect or change is materially disproportionately adverse with respect to the Company as compared to other Persons engaged in the industries of the Company.

(b)           The Company has previously provided to Parent true and complete copies of the certificate of incorporation and bylaws or other organizational documents of the Company and each Company Subsidiary as presently in effect, and none of the Company or any Company Subsidiary is in default in the performance, observation or fulfillment of such documents, except, in the case of Company Subsidiaries, such defaults that, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.2.          Authority to Execute and Perform Agreement.  The Company has the corporate power and authority to enter into, execute and deliver this Agreement and, subject, in the case of consummation of the Merger, to the adoption of this Agreement by the holders of the Shares, to perform fully its obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board of Directors.  No other action on the part of the Company is necessary to consummate the transactions contemplated hereby (other than adoption of this Agreement by the holders of the Shares).  This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Sub) constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

3.3.          Capitalization.

(a)           The authorized capital stock of the Company as of the date of this Agreement consists of 99,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  The rights and privileges of each class of the Company’s capital stock are as set forth in the Company’s certificate of incorporation.  As of the date of this Agreement, (i) 46,601,704 Shares are issued and outstanding and 25,721 Shares are issued but not outstanding, and (ii) 35,000 shares of Company Preferred Stock have been designated as Series A Junior Participating preferred stock, all of which were reserved for issuance upon exercise of preferred stock purchase rights (the “Company Rights”) issuable pursuant to the Amended and Restated Rights Agreement, dated as of January 31, 2011, between the Company and StockTrans, Inc., as rights agent (the “Company Rights Agreement”), and no shares of Company Preferred Stock are issued or outstanding.

(b)           Section 3.3 of the Company Disclosure Letter includes a complete list, as of the date of this Agreement, of (i) each outstanding Company Option, Company Restricted Share, and DSU and, for each such Company Option, Company Restricted Share, and DSU, (each, an “award”) the name of the holder of the award, the number of Shares subject to the award , the Company Stock Plan under which the award was granted, the date of grant, the applicable vesting schedule, the expiration date (if any), the exercise price (if any), and, in the case of a Company Option, whether such Company Option is intended to be an incentive stock option, and (ii) the total number of Shares reserved for future issuance under each Company Stock Plan.  The Company Stock Plans have been duly approved by the Company’s stockholders, including all amendments to the extent requiring stockholder approval under applicable law (including stock exchange requirements).  All equity and equity-based awards granted by the Company have been granted under the Company Stock Plans.  All outstanding Company Options were granted with an exercise price not less than the fair market value of a Share on the date of grant.

(c)           Except as set forth in this Section 3.3, (i) there are not as of the date of this Agreement, and at the Acceptance Time there will not be, any equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are not as of the date of this Agreement, and at the Acceptance Time there will not be, any options, restricted stock, restricted stock units, deferred stock units, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to issue, exchange, transfer, deliver, sell or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity or voting interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity or voting interests, or obligating the Company or any Company Subsidiary to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, restricted stock, restricted or deferred stock units, call, right, commitment or agreement, other than the Top-Up Option.  The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations.

(d)           All outstanding Shares are, and all Shares subject to issuance as specified in this Section 3.3 upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, or subscription right; or any provision of the DGCL, the Company’s certificate of incorporation or the Company’s bylaws; or any agreement to which the Company is bound.  None of the Company or, to the Company’s knowledge, any of its Affiliates, is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity or voting interests of the Company.  For all purposes of this Agreement, the term “Affiliate” when used with respect to any person means any other person who is an “affiliate” of that first person within the meaning of Rule 405 under the Securities Act.

(e)           There are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any Company Subsidiary.  The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders may vote.

3.4.          Company Subsidiaries.

(a)           Section 3.4(a) of the Company Disclosure Letter sets forth a true and complete list of the names, jurisdictions of organization and capitalization of each Company Subsidiary and, for the Company and each Company Subsidiary, the jurisdictions in which it is qualified to do business.  Section 3.4(a) of the Company Disclosure Letter also sets forth for each such subsidiary the individuals who comprise the board of directors or comparable body for each such entity.  The Company agrees to take, or cause to be taken, the actions necessary so that those individuals will resign and be replaced by individuals specified by Parent effective as of the Effective Time.  All issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly by the Company free and clear of any charges, liens, encumbrances, security interests or adverse claims.  As used in this Agreement, “Company Subsidiary” means any corporation, partnership or other organization, whether incorporated or unincorporated, of which (i) the Company or any Company Subsidiary is a general partner or (ii) at least 50% of the securities or other interests having voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by the Company or by any Company Subsidiary, or by the Company and one or more Company Subsidiary.

(b)           Each Company Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Company Material Adverse Effect.  There are not as of the date hereof, and at the Effective Time there will not be, any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating any Company Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, shares of the capital stock or other securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement.  To the knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of any Company Subsidiary.

(c)           Section 3.4(c) of the Company Disclosure Letter sets forth, for each Company Joint Venture, the interest held by the Company and the jurisdiction in which such Company Joint Venture is organized.  Interests in Company Joint Ventures held by the Company are held directly by the Company, free and clear of any charges, liens, encumbrances, security interests or adverse claims.  The term “Company Joint Venture” means any corporation or other entity (including partnership, limited liability company and other business association) that is not a Company Subsidiary and in which the Company or one or more Company Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

(d)           The Company does not control, directly or indirectly, any capital stock of any person that is not a Company Subsidiary.

3.5.          SEC Reports.  The Company has filed or furnished (as applicable) all registration statements, forms, reports, certifications and other documents required to be filed by the Company with the SEC since January 1, 2008.  All such registration statements, forms, reports and other documents (including those filed or furnished by the Company during such period, whether or not required to be so filed or furnished, and that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports.”  The Company SEC Reports, giving effect to any amendments or supplements thereto, (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as of each respective filing date as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act applicable to such Company SEC Reports and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading in any material respect.  There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports.  No Company Subsidiary is required to file any form, report or other document with the SEC.  The Company has made available to Parent all comment letters from the SEC since January 1, 2008, and all responses thereto.  Section 3.5 of the Company Disclosure Letter lists all effective registration statements filed by the Company on Form S-3 or Form S-8 or otherwise relying on Rule 415 under the Securities Act.

3.6.          Financial Statements.

(a)           Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and the Company Subsidiaries, and in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were or will not be material in amount or effect.  The consolidated audited balance sheet of the Company as of December 31, 2010 included in the audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 is referred to herein as the “Company Balance Sheet.”

(b)           The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).  Each required form, report and document (including any amendment thereof and supplement thereto) containing financial statements that has been filed with or submitted or will be filed with or submitted to the SEC since January 1, 2008 was or will be accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act and, at the time of filing or submission of each such certification, such certification complied or will comply in all material respects with the applicable provisions of the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act.  If the Company will be a “significant subsidiary” (as such term is defined in Article 1 of Regulation S-X promulgated under the Exchange Act) of Parent upon consummation of the Merger, the parties agree that failure of the Company’s chief executive officer or chief financial officer to provide an unqualified certification in any certification required to be filed with any document filed with the SEC shall constitute an event that has a Company Material Adverse Effect.

(c)           The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC Reports.  Since the date of the filing of the Company’s most recent annual report on Form 10-K, prior to the date of this Agreement, the Company’s outside auditors and the audit committee of the Company Board of Directors have not been advised of (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company SEC Report or in any form, report or document filed by the Company with the SEC has been so disclosed and each significant deficiency and material weakness previously so disclosed have been remediated.  The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The Nasdaq Stock Market.

(d)           The Company is not a party to, or does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Reports.

3.7.          Absence of Undisclosed Liabilities.  Except as disclosed in the Company Balance Sheet or in the consolidated unaudited balance sheet of the Company in the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the “Company Quarterly Balance Sheet”) and except for liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet, the Company and the Company Subsidiaries do not have any liabilities required to be reflected or reserved against on or disclosed in the Company Balance Sheet that were not adequately reflected or reserved against on or disclosed in the Company Balance Sheet.  The Company has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (a) adequately reflected or reserved against on or disclosed in the Company Balance Sheet or the Company Quarterly Balance Sheet, (b) included in Section 3.7 of the Company Disclosure Letter, or (c) that would not reasonably be expected to have a Company Material Adverse Effect.

3.8.          Absence of Adverse Changes.  Since the date of the Company Balance Sheet, there has not occurred any change, event, circumstance or development that is reasonably likely to have a Company Material Adverse Effect.  From the date of the Company Balance Sheet until the date of this Agreement, except as contemplated hereby, (a) the business of the Company and the Company Subsidiaries, taken as a whole, has been conducted in the ordinary course of business and (b) none of the Company or any of its subsidiaries has taken any action that would have required the consent of Parent under clauses (i), (iv), (vi), (vii), (ix), (xi), (xii), (xiii), (xiv) or (xv) of Section 5.1(b) of this Agreement, had such action or event occurred after the date of this Agreement.

3.9.          Compliance with Laws.

(a)           The Company and the Company Subsidiaries including their respective employees (to the extent applicable) have obtained each material Federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Company Subsidiary currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the business of the Company or any Company Subsidiary or the holding of any such interest ((i) and (ii) are herein collectively called “Permits”), and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect; and no proceeding is pending or, to the knowledge of the Company, overtly threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit.

(b)           The Company and the Company Subsidiaries have since January 1, 2010 complied in all material respects, with all federal, state, local or foreign laws, statutes, regulations, rules, ordinances and judgments, awards, decrees, orders, writs and injunctions, of any court or Governmental Entity (collectively, “Laws”) relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, Laws relating to equal employment opportunity, discrimination, occupational safety and health, interstate commerce, anti-kickback, healthcare and antitrust.

(c)           Neither the Company, the Company Subsidiaries nor any of their respective directors, officers, or employees, nor, to the knowledge of the Company, any of its agents or distributors or any other person acting on behalf of the Company or any Company Subsidiary has at any time since January 1, 2010 (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (v) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(d)           Neither the Company nor any Company Subsidiary has knowledge of any actual or threatened enforcement action by the U.S. Food and Drug Administration (the “FDA”) or any other Governmental Entity which has jurisdiction over the operations of the Company and the Company Subsidiaries, and, since January 1, 2010, none has received notice of any pending or overtly threatened claim by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and the Company Subsidiaries against the Company or the Company Subsidiaries, and the Company and the Company Subsidiaries have no knowledge or reason to believe that any Governmental Entity is considering such action.

(e)           Since January 1, 2008, all material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company or the Company Subsidiaries have been so filed, maintained or furnished.  All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no material liability exists with respect to the completeness or accuracy of such filing.

(f)            Except as set forth on Section 3.9(f) of the Company Disclosure Letter, the Company and the Company Subsidiaries have not received any FDA Form 483, Warning Letter, untitled letter or other correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Permits, and the Company and Company Subsidiaries have no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action.

(g)           Since January 1, 2010, the Company and the Company Subsidiaries have not received any notices, information request letters, correspondence, or orders from the FDA regarding new safety information, postmarketing clinical trials or studies, or risk evaluation and mitigation strategies asserting that labeling changes or postmarketing trials or studies will be required in order to ensure the safety of the Company’s or the Company’s Subsidiaries’ products.

(h)           All studies, tests and preclinical and clinical trials being conducted by the Company or the Company Subsidiaries have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable.  To the knowledge of the Company, there are no studies, tests or trials the results of which materially call into question the clinical results described or referred to in the Company SEC Reports filed prior to the date hereof, when viewed in the context in which such results are described and the clinical state of development.  The Company and the Company Subsidiaries have not received any written notices, correspondence or other communication from the FDA or any other Governmental Entity since January 1, 2010, requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or the Company Subsidiaries, or in which the Company or the Company Subsidiaries have participated, and the Company and the Company Subsidiaries have no knowledge that the FDA or any other Governmental Entity will take such action.  For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56, 312, 314, 320, 812, and 814 and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

(i)            Since January 1, 2010, the manufacture of products by the Company and the Company Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices.  In addition, since January 1, 2010, the Company and the Company Subsidiaries have been and are in material compliance with all other applicable FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and 807.  For the purposes of this Agreement, “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for medical devices contained in 21 C.F.R. Part 820, and current good manufacturing practices for drugs, including but not limited to the regulations for drugs and finished pharmaceutical products contained in 21 C.F.R. Part 210 and 211, respectively.

(j)            Since January 1, 2010, the Company and the Company Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate.  The Company and the Company Subsidiaries have no knowledge of any facts which would cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

(k)           The Company and the Company Subsidiaries are and at all times since January 1, 2010 have been in material compliance with federal or state criminal or civil Laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), the Veterans Health Care Act of 1992, and any comparable state Laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”).  There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the knowledge of the Company, overtly threatened against the Company or any Company Subsidiary which could reasonably result in its exclusion from participation in any Program or other third-party payment programs in which the Company or any Company Subsidiary participates.

(l)            The Company and the Company Subsidiaries have complied in all material respects with all applicable export control Laws, including those administered by the U.S. Department of Commerce and the U.S. Department of State, and applicable asset control Laws, including those administered by the U.S. Department of the Treasury.

(m)          Neither the Company nor any Company Subsidiary, and, to the knowledge of the Company, none of their officers, employees, agents or clinical investigators has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company, a Company Subsidiary nor, to the knowledge of the Company, any of their officers, employees, or agents has been convicted of any (i) debarment under 21 U.S.C. Section 335a or any similar Law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(n)           The Company and the Company subsidiaries have been, and are, in compliance with all Federal, state and foreign security and privacy standards regarding protected health information, including, as applicable, standards under the Health Insurance and Portability Act of 1996, including the regulations promulgated thereunder.

(o)           Neither the Company nor the Company Subsidiaries nor, to the knowledge of the Company or its Subsidiaries, any Company Partner, is subject to any pending or, to the knowledge of the Company or its Subsidiaries, threatened investigation by FDA, HHS-OIG or

DOJ pursuant to the Anti-Kickback Statute, the False Claims Act, the FDC Act or any other applicable Legal Requirement, including without limitation any equivalent or similar statute or regulation of any state or foreign regulatory or Governmental Entities.

3.10.        Actions and Proceedings.

(a)           There are no material outstanding orders, judgments, awards, injunctions, decrees or other requirements of any Governmental Entity against the Company, any Company Subsidiary or any of their securities, assets or properties.  There are no material actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary, or any of their securities, assets or properties.

(b)           There are no pending nor, to the knowledge of the Company, overtly threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any Company Subsidiary.  There are no product liability claims pending against the Company.

3.11.        Contracts and Other Agreements.

(a)           Except as set forth on Section 3.11(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by, and neither they nor their properties are subject to, any contract or other agreement required to be disclosed in a Form 10-K, Form 10-Q or Form 8-K of the SEC which is not disclosed in the Company’s annual reports on Form 10-K, the Company’s quarterly reports on Form 10-Q or the Company’s current reports on Form 8-K, in each case, filed by the Company prior to the date of this Agreement.  All of such contracts and other agreements are valid, subsisting, in full force and effect, binding upon the Company or the applicable Company Subsidiary, and, to the knowledge of the Company, binding upon the other parties thereto in accordance with their terms, and the Company and the Company Subsidiaries have performed in all material respects their respective covenants thereunder which are presently required to be performed and are not in default under any of them, except for defaults or failures to perform which individually or in the aggregate would not reasonably be expected to result in termination of such agreement or result in a material liability for the Company, nor, to the knowledge of the Company, is any other party to any such contract or other agreement in default thereunder, except for defaults which individually or in the aggregate would not reasonably be expected to result in termination of such agreement or result in a material liability for the Company, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except for defaults which individually or in the aggregate would not reasonably be expected to result in termination of such agreement or result in a material liability for the Company.  Except as set forth on Section 3.11(a) of the Company Disclosure Letter, none of the execution, delivery, or performance of this Agreement, or the commencement or consummation of Offer, the Merger, or the other transactions contemplated by this Agreement, shall (i) constitute a default under or give rise to rights to any party under any of the agreements referred to in this Section 3.11 or (ii) create obligations for, or alter obligations of, the Company, any Company Subsidiary, Parent, Sub or the Surviving Corporation in addition to those obligations of the Company or a Company Subsidiary in effect on the date of this Agreement.  The contracts and other agreements referred to in this Section 3.11 are collectively referred to as “Material Contracts,” and each, a “Material Contract.”  True and complete copies of the Material Contracts have been made available to Parent.

(b)           Except as provided in the Company SEC Reports filed prior to the date hereof, neither the Company nor any Company Subsidiary is a party to any agreement that limits or restricts the Company, any Company Subsidiary or any of their affiliates or successors in competing or engaging in any line of business, in any therapeutic area, in any geographic area or with any person.

(c)           Neither the Company nor any Company Subsidiary is a party to any agreement obligating the Company to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which filing has not yet been made, and the Company is in material compliance with each such agreement, all of which are listed on Section 3.11(c) of the Company Disclosure Letter.  No registration rights involving the Company shall survive consummation of the Merger.

(d)           Other than agreements filed as exhibits to the Company’s annual reports on Form 10-K or the Company’s quarterly reports on Form 10-Q (including any incorporated therein by reference), unredacted copies of which have previously been provided or otherwise made available to Parent or as set forth on Section 3.11(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any agreement (i) involving research, development or the license of Proprietary Rights (as defined in Section 3.12(a)) requiring payment of royalties exceeding $100,000 per year, (ii) granting a right of first refusal, or right of first offer or comparable right with respect to Proprietary Rights, (iii) relating to a joint venture, partnership or other arrangement involving a sharing of profits, losses, costs or liabilities with another person involving amounts in excess of $100,000 per year, (iv) providing for the payment or receipt by the Company or any Company Subsidiary of milestone payments or royalties involving amounts in excess of $100,000 per year, (v) including or involving a loan to a director or officer, (vi) that involves a financial advisor or investment bank and provides for the payment of potential fees or rights of first refusal or similar rights to act in any capacity after the Effective Time, or (vii) that individually requires or contemplates aggregate expenditures by the Company and/or any Company Subsidiary in any twelve month period of more than $125,000.

(e)           To the knowledge of the Company, no officer or director of the Company has (whether directly or indirectly through another entity in which such person has a material interest, other than as the holder of less than two percent (2%) of a class of securities of a publicly traded company) any material interest in any property or assets of the Company (except as a stockholder and except for such compensation for service as an officer or director consistent with that which is disclosed in Company SEC Reports) and except for compensation for service of an officer or director) or a Company Subsidiary, any competitor, customer, supplier or agent of the Company or a Company Subsidiary or any person that is currently a party to any material contract or agreement with the Company or a Company Subsidiary.

(f)            Neither the Company nor any Company Subsidiary is party to any interest rate, equity or other swap or derivative instrument.

3.12.        Property.

(a)           To the Company’s knowledge, the Company and the Company Subsidiaries own, are licensed to use, or otherwise have the right to use all patents, trademarks, service marks, trade names, trade secrets, copyrights and all other intellectual property (including, without limitation, biological materials), all registrations of any of the foregoing, or applications therefor, and all grants and licenses or other rights running to or from the Company or a Company Subsidiary that are material to their businesses as currently conducted (collectively, the “Proprietary Rights”).  To the knowledge of the Company, the patents and patent applications, registered trademarks and registered copyrights owned by or licensed to the Company and the Company Subsidiaries and referred to above are subsisting and in good standing.  With respect to patents, registered trademarks and registered copyrights owned by the Company, the Company has timely paid all maintenance fees and annuities with respect thereto, and, as applicable, timely made such filings, renewals, declarations, statements and certifications required to maintain such items in good standing, except, in each case, where the Company has determined in the exercise of its reasonable business judgment that such patents, registered trademarks and registered copyrights are of no material value to the Company’s business, provided that if such determination was made by the Company at any time after March 31, 2011, or is reasonably expected to be made prior to the Effective Time, such rights are separately identified on Section 3.12(a) of the Disclosure Letter.   To the Company’s knowledge, each of the patents and patent applications owned by or licensed to the Company or Company Subsidiaries identifies all of the true and correct inventors of the applicable invention(s) claimed therein, and, to the Company’s knowledge, the Company, Company Subsidiary and each such inventor have complied with all applicable duties of candor and good faith in their interaction with the applicable patent office.  To the Company’s knowledge, assignment documents have been executed and filed with relevant Governmental Entities as necessary to transfer to the Company or a Company Subsidiary title to any of the Company’s owned Proprietary Rights consisting of patents, patent applications, registered trademarks, registered copyrights and applications for registration of trademarks and copyrights previously owned by a third party, and to record such transfer.  The named inventors of each of the Company’s owned patent applications have assigned the Company’s owned patent applications to the Company.  On the expiration date of the Offer, the Company shall provide Parent with a schedule of any Taxes, maintenance fees or actions falling due within 90 days of such expiration with respect to such patents, registered trademarks and registered copyrights, and applications for issuance or registration of any of the foregoing.  To the Company’s knowledge, the Company or Company Subsidiary has the rights (1) to obtain and maintain regulatory approvals for products arising under the Proprietary Rights, (2) to enforce all Proprietary Rights against third parties, except where the failure or inability to enforce would not be reasonably likely to have a Company Material Adverse Effect, and (3) with respect to the Proprietary Rights that have been licensed to the Company or Company Subsidiary on an exclusive basis, to obtain, exercise, assert and enforce the rights described in (1) and (2) above with the cooperation, joinder and/or other assistance of the applicable licensor.  To the Company’s knowledge, there is no reasonable basis for any claim by any third party that the businesses of the Company or the Company Subsidiaries infringe upon the proprietary rights of others, nor, to the Company’s knowledge, has the

Company or any Company Subsidiary received any charge, complaint, claim, demand, or notice alleging any interference, infringement, misappropriation, or conflict (including any claim that the Company, a Company Subsidiary or any of their affiliates must license or refrain from using any intellectual property rights).  To the Company’s knowledge, no third party has infringed upon any of the Proprietary Rights.  Section 3.12(a) of the Company Disclosure Letter identifies (i) all issued patents and registered trademarks that have been issued to the Company or a Company Subsidiary, (ii) each pending application therefor submitted by the Company or a Company Subsidiary (iii) where known by the Company, all issued patents, registered trademarks and pending applications therefor owned by a third party who has granted the Company or a Company Subsidiary exclusive rights thereto (iv) each domain name owned by the Company and (v) any application for patent term extension or supplemental protection certificate with respect to (i) and (ii) above.  In the event that Company and any Company Subsidiary identify any pending or issued patents and trademarks not identified in Section 3.12(a) of the Company Disclosure Letter, Company will promptly notify Parent.  To the knowledge of the Company, neither the company nor any Company Subsidiary has agreed, or has an obligation, to indemnify any third party for or against any interference, infringement, misappropriation or other conflict involving the exploitation of Proprietary Rights.  To the knowledge of the Company, none of the activities of the employees of the Company or any Company Subsidiary on behalf of such entity violates any agreement or arrangement which any such employees have with former employers. To the knowledge of the Company, each employee, contractor or consultant of the Company who has proprietary knowledge of or information relating to the manufacturing processes, or the formulation of the products, of the Company or a Company Subsidiary has executed and delivered to the Company an agreement or agreements restricting such person’s right to use and disclose confidential information of the Company.  To the Company’s knowledge, with respect to any patents owned by or licensed to the Company or Company Subsidiary, there is no pending, decided, settled or threatened opposition, interference proceeding, reexamination proceeding, cancellation proceeding, injunction or other proceeding before any Governmental Entity (collectively referred to hereinafter as “Disputes”), challenging the validity, enforceability or ownership of any such patent or the exploitation of such patent and, to the knowledge of the Company, no circumstances or grounds exist that would give rise to such a Dispute.  Except as would not be reasonably likely to have a Company Material Adverse Effect, there are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which the Company or any Company Subsidiary is party that:  (i) restrict the use by the Company or Company Subsidiary of any Proprietary Rights; (ii) restrict the conduct of the business of the Company or any of its employees; or (iii) grant third parties any material rights under Proprietary Rights.  To the knowledge of the Company and except as would not be reasonably likely to have a Company Material Adverse Effect, no material trade secret of the Company has been disclosed or authorized to be disclosed to any third party in violation of confidentiality obligations to the Company and, to the knowledge of the Company, no party to a nondisclosure agreement with the Company is in breach or default thereof.  No current or former director, officer, consultant or employee of the Company will, after giving effect to the Offer and the Merger, own any of the Proprietary Rights.  To the knowledge of the Company and except as would not be reasonably likely to have a Company Material Adverse Effect, the execution of, the delivery of, the consummation of the Offer and Merger contemplated by, and the performance of the Company’s obligations under, this Agreement will not result in any loss or impairment of any Proprietary Rights.  To the knowledge of the Company, neither government funding nor government, academic or non-profit research facilities were used in the development of any of the patent applications owned by the Company.  The representations and warranties in Sections 3.11(d) and 3.12(a) are the sole and exclusive representations and warranties of the Company with respect to Proprietary Rights, and no other representation or warranty in Section 3 hereunder shall be construed to pertain to Proprietary Rights.

(b)           With respect to property other than Proprietary Rights, the Company and each Company Subsidiary has all assets, properties, rights and contracts necessary to permit the Company and the Company Subsidiaries to conduct their business as it is currently being conducted, except where the failure to have such assets, properties, rights and contracts would not be reasonably likely to have a Company Material Adverse Effect.  The Company and each Company Subsidiary has good, clear and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet (except properties, interests in properties and assets sold or otherwise disposed of since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice), or with respect to leased properties and assets, valid leasehold interests in such properties and assets, in each case, free and clear of all imperfections of title, restrictions, encroachments, liens and easements, except (i) liens for current Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith by appropriate proceeding and for which an adequate reserve has been established on the Company Balance Sheet in accordance with generally accepted accounting principles, (ii) such imperfections of title, restrictions, encroachments, liens and easements as do not materially detract from or interfere with the use or value of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which are reflected on the Company Balance Sheet and (iv) with respect to leased real property, any liens placed or suffered to be placed on the fee estate underlying such leasehold.  There are no written or oral subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any real property leased by the Company or any Company Subsidiary (collectively, the “Real Property”), and there is no person in possession of the Real Property other than the Company and the Company Subsidiaries. The Company has not received written notice of any pending or threatened eminent domain, condemnation or similar proceeding affecting any Real Property leased by the Company or a Company Subsidiary.  To the knowledge of the Company, the property and equipment of the Company and each Company Subsidiary that are used in the operations of business are (i) in good operating condition and repair and (ii) have been maintained in accordance with normal industry practices, except where the failure to maintain such property and equipment would not reasonably be expected to have a Company Material Adverse Effect.  Section 3.12(b) of the Company Disclosure Letter lists all Real Property leased by the Company or a Company Subsidiary.  Neither the Company nor any Company Subsidiary owns any Real Property.

3.13.        Insurance.  All policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries are in full force and effect in all material respects, are reasonably adequate for the businesses engaged in by the Company and the Company Subsidiaries and are in conformity in all material respects with the requirements of all leases or other agreements to which the Company or the relevant Company Subsidiary is a party and, to the knowledge of the Company, are valid and enforceable in accordance with their terms.

Neither the Company nor any Company Subsidiary is in default in any material respect with respect to any provision contained in such policy or binder nor has any of the Company or a Company Subsidiary failed to give any notice or present any material claim under any such policy or binder in due and timely fashion.  All premiums for each policy or binder have been paid for the current period, and there are no outstanding premium finance payments due for such period. There are no material outstanding unpaid claims under any such policy or binder.  Neither the Company nor any Company Subsidiary has received notice of cancellation or non-renewal of any such policy or binder.  All applications for the Company’s currently effective directors’ and officers’ insurance were true, correct and complete in all material respects when submitted to the carrier.  No coverage limits of insurance policies covering the Company or a Company Subsidiary have been exhausted.

3.14.        Commercial Relationships.  Except as disclosed in Section 3.14 of the Company Disclosure Letter, during the last twelve months, none of the Company’s or the Company Subsidiaries’ material suppliers, collaborators, distributors, licensors or licensees has canceled or otherwise terminated its relationship with the Company or a Company Subsidiary or has materially altered its relationship with the Company or a Company Subsidiary.  To the knowledge of the Company, the Company has not received written notice from any such entity, to terminate, cancel or otherwise materially modify its relationship with the Company or a Company Subsidiary.

3.15.        Tax Matters.

(a)           For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all non-U.S., income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security (or similar), unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, capital, escheat, unclaimed property, withholding and any other taxes, charges, duties, impositions or assessments, and any other taxes, fees, charges, levies, excises, duties or similar assessments, together with all interest, penalties and additions imposed on or with respect to such amounts.  “Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority in connection with the determination, assessment, collection or imposition of any Taxes, including any attachments thereto and any amendments thereof.

(b)           All federal income Tax Returns and other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely and properly filed.  All such Tax Returns are true, correct and complete in all material respects, and all material Taxes due and payable by the Company or any Company Subsidiary, whether or not shown on any Tax Return, have been paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established on the Company Balance Sheet in accordance with generally accepted accounting principles.  The Company and the Company Subsidiaries file Tax Returns in all jurisdictions where they are required to so file, and no written claim has ever been made by any taxing authority in any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiaries are or may be subject to taxation by that jurisdiction.

(c)           No material Tax audit is currently pending or threatened in writing with respect to the Company or any Company Subsidiary, nor have any deficiencies for any Taxes been proposed, asserted, threatened or assessed in writing against the Company or any Company Subsidiary which have not been fully paid or adequately reserved for on the Company Balance Sheet in accordance with generally accepted accounting principles.

(d)           Neither the Company nor any Company Subsidiary has in force any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any material Tax of the Company or any Company Subsidiary, except in each case with respect to Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established on the Company Balance Sheet in accordance with generally accepted accounting principles.

(e)           With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company has, in accordance with and at such times as required by generally accepted accounting principles, made due and sufficient accruals or reserves for all material Taxes for such period (excluding any “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) in the Company’s books and records, including the Company Balance Sheet.

(f)            The Company and the Company Subsidiaries have withheld all material amounts required by Law or contract to be withheld from the wages, salaries or other payments to (i) employees, independent contractors, creditors, stockholders of or consultants to the Company and (ii) any other third party.  Such withheld amounts were either duly paid to the appropriate taxing authority to the extent due and payable or, to the extent not due and payable, adequately reserved for on the Company Balance Sheet in accordance with generally accepted accounting principles.  The Company and the Company Subsidiaries have complied in all material respects with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g)           The Company and the Company Subsidiaries are not a party to or bound by, nor do they have any obligation under, any material Tax sharing agreement or similar contract or arrangement or other agreement under which the Company or any Company Subsidiary may have a material liability for Taxes of a third-party (other than such an agreement or contract exclusively between or among any of the Company and wholly-owned direct or indirect subsidiaries of the Company and other than customary Tax indemnifications contained in credit agreements that do not principally relate to Tax).  Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any other person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise.

(h)           Neither the Company nor any Company Subsidiary has made any payments that will, upon consummation of the transactions contemplated by this Agreement, be deemed to have included, or is a party to any agreement, contract, arrangement or plan that could reasonably be expected to result in the payment of, any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or non-

U.S. Tax Law).  Neither the Company nor any Company Subsidiary is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross up of a Tax imposed by Section 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Tax Law).

(i)            Neither the Company nor any Company Subsidiary has been or is a party to any agreement, contract, arrangement or plan (i) that as to any tax period commencing prior to the date hereof for which an income tax return has not been filed as of the date hereof has resulted, or (ii) that as to any subsequent tax period ending on or prior to the Effective Time could result, in any payment or benefit that was not or would not be deductible for federal income tax purposes by reason of the deduction limit imposed by Section 162(m) of the Code.

(j)            Neither the Company nor any Company Subsidiary has, within the past seven years, distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Sections 355 or 361 of the Code.

(k)           Since December 31, 2005, neither the Company nor any Company Subsidiary has (i) changed any Tax accounting methods, policies or practices of the Company or any of the Company Subsidiaries, except as required by regulations or guidelines or applicable Law or otherwise disclosed in a Tax Return, (ii) changed or amended any material Tax election of the Company or any of the Company Subsidiaries, (iii) filed any amended federal income or material state income Tax Return or claim for refund of the Company or any of the Company Subsidiaries, or (iv) settled or compromised any material federal income or material state income Tax liability or refund of the Company or any of the Company Subsidiaries.

(l)            The Company has made available to Parent complete and correct copies of all Tax Returns, examination reports, Code Section 382 studies prepared by a nationally recognized accounting firm and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary filed or received by the Company or any Company Subsidiary since December 31, 2008, which have been requested in writing by Parent prior to the date hereof.

(m)          No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) has been entered into by or with respect to the Company or any of its Subsidiaries that will have continuing effect after the Closing Date.

(n)           Since December 31, 2010 and through the date hereof, neither the Company nor any of the Company Subsidiaries has filed for or requested any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law that will result in a material amount of Tax by reason of a change in accounting method.

(o)           Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made on or prior to the

Closing Date or (ii) prepaid amount received on or prior to the Closing Date except for amounts for which the Company has reserved an amount for or accounted for as a deferred tax liability.

(p)           Other than as shown on any Tax Return, neither the Company nor any of the Company Subsidiaries has engaged in any “reportable transaction” identified pursuant to Treasury Regulation Section 1.6011-4(b) or any corresponding or similar provisions of state, local or non-U.S. Law that have not previously been reported on a Tax Return.

(q)           Neither the Company nor any Company Subsidiary is party to any material written agreement, contract or arrangement that could be treated as a partnership for federal state, local or non-U.S. Tax purposes (other than those specified in Section 3.4(a) or 3.4(c)).

3.16.        Employee Benefit Plans.

(a)           Section 3.16(a) of the Company Disclosure Letter lists each “benefit plan” (as hereinafter defined) (i) that is maintained, contributed (or required to be contributed) to, or sponsored by the Company or any Company Subsidiary, or (ii) to which the Company or any Company Subsidiary is a party, or (iii) with respect to which the Company or any Company Subsidiary has any liability, including any contingent liability (collectively, the “Plans”).  For purposes of the preceding sentence, a “benefit plan” is any of the following that benefits or is intended to benefit any current or former employee, director, consultant or independent contractor of the Company or any ERISA Affiliate (as defined in Section 3.16(b)), or the beneficiaries or dependents of any such Person:  (A) an “employee benefit plan” described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (B) a stock bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right, or other equity-based plan, policy, program, agreement or arrangement; (C) any material incentive, bonus, deferred compensation, welfare-benefit, retiree medical or life insurance, retirement, supplemental retirement, termination, salary continuation, severance, change in control, or any fringe benefit or other similar employee benefit plan, policy, program, agreement or arrangement, whether written or unwritten, (D) an employment, consulting, severance or other similar agreement.  With respect to each Plan, the Company has made available to Parent a true and complete copy of each of the following, together with all amendments:  (1)  the documents embodying the Plan or, where a Plan has not been reduced to writing, a written summary of all material Plan terms, (2) in the case of any funded Plan, the trust agreement or similar instrument, (3) for each Plan subject to the requirement that annual reports be filed on a Form 5500, the three most recently filed annual reports, with schedules, financial statements and auditor’s opinion attached, if applicable, (4) in the case of each Company Stock Plan, form agreements evidencing outstanding Company Options, Company Restricted Stock, Time-Vested DSUs and Performance-Vested DSUs (and, in each case, if individual agreements deviate in any material respect from the form, the individual agreements), (5) in the case of each Plan intended to be qualified under Section 401(a) of the Code, the most recent Internal Revenue Service (“IRS”) determination or opinion letter applicable to the Plan (plus, if a request for a determination letter is pending, a copy of such request), (6) related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any, and (7) copies of the most recent summary plan description

(including any  summaries of material modifications issued since the last summary plan description) or similar summary and any employee handbook.

(b)           During the past six years, none of the Company or any Company Subsidiary or any other person  that together with the Company or any Company Subsidiary is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any Company Subsidiary, an “ERISA Affiliate”) has contributed or been required to contribute to or has sponsored, maintained or participated in, and neither the Company nor any ERISA Affiliate has any liability (nor does any circumstance exist that could result in any liability to the Company or any ERISA Affiliate) with respect to, (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or (iii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or a “welfare benefit fund” within the meaning of Section 419(e) of the Code.

(c)           Each Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the IRS.  No such determination or opinion letter has been revoked or to the Company’s knowledge been threatened to be revoked, and to the Company’s knowledge, no event has occurred nor does any circumstance exist that could reasonably be expected to result in any loss of qualification under Section 401(a) of the Code for any Plan that is intended so to be qualified.

(d)           Each Plan, including any associated trust or fund, has been maintained and administered at all times in all material respects in accordance with its terms and with the applicable provisions of ERISA, the Code and other applicable Law (including, where applicable, non-U.S. Law).  To the Company’s knowledge, nothing has occurred with respect to any Plan that has subjected or could reasonably be expected to subject the Company, any ERISA Affiliate, or any Plan participant or beneficiary to any material tax or penalty under Sections 409 or 502 of ERISA or Chapter 43 of the Code.  All filings and reports with respect to each Plan required to have been submitted to the IRS, the United States Department of Labor, or any other Governmental Entity have been properly and timely submitted, except where failure to do so would not result in a material liability.

(e)           No Plan provides health, life or disability insurance, or other welfare benefits to former employees of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has any obligation to provide any such benefits to any current employee following retirement or other termination of employment, in each case except for group health plan benefit continuation coverage to the extent required under Part 6 of Subtitle B of Title I of ERISA.

(f)            No administrative investigation, inquiry, audit or other proceeding by the IRS, Department of Labor, or other Governmental Entity, and no other lawsuit, claim, or other controversy, other than routine claims for benefits (including under domestic relations orders) in the ordinary course, is pending or, to the knowledge of the Company, threatened with respect to any Plan.  No Plan is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(g)           Each of the Company and Company Subsidiary, and to the Company’s knowledge, each third-party plan administrator, has at all relevant times properly classified each provider of services to the Company and each Company Subsidiary as an employee or independent contractor, as the case may be, for all purposes relating to each Plan for which such classification could be relevant, except as could not reasonably be expected to give rise to a material liability.

(h)           The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross up by the Company of any Tax imposed by Section 409A(a)(1)(B) or Section 409A(b) of the Code.

(i)            The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any separation from service or other triggering event under the applicable arrangement, (i) entitle any employee, director, officer, consultant or independent contractor of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer, consultant or independent contractor, (iii) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Plan, or (iv) otherwise give rise to a material liability under any Plan.

(j)            Each Plan can be amended, terminated or otherwise discontinued by the Company after the Effective Time in accordance with the terms of such Plan and without the consent of any other person or any increase in payments or benefits on account of such action, except where failure to do so would not result in a material liability.

(k)           None of the Plans is (or, if it were an “employee benefit plan” as defined in Section 3(3) of ERISA, would be) described in Section 4(b)(4) of ERISA.

3.17.        Employee Relations.

(a)           Except as set forth in Section 3.17(a) of the Company Disclosure Letter, all employees are employed on an “at-will” basis such that employment can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation and benefits accrued before the termination.  True and complete information as to the name, current job title, date of hire/election and base salary for each of the last two years of all current employees, directors and executive officers of the Company has been made available to Parent.

(b)           Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and each Company Subsidiary (i) is currently in compliance in all material respects with all applicable Laws respecting labor and employment, including without limitation employment practices, terms and conditions of employment and wages and hours (ii) since January 1, 2010, has withheld all amounts required by Law to be withheld from the wages of employees, (iii) is not liable for any arrears of wages or other direct compensation for any services performed or amounts required to be reimbursed to any employees, consultants or independent contractors (other than payments to be made for recent past services in the next regularly scheduled pay cycle or in the ordinary course) or any taxes or any penalty for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation, social security or similar social insurance programs or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice),and (v) since January 1, 2011, has complied with the Worker Adjustment Retraining and Notification Act of 1988 and analogous state Laws (collectively, “Layoff Laws”).

(c)           No labor dispute, work stoppage, group picketing, lockout or strike in respect of the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened.  To the Company’s knowledge, neither the Company nor any Company Subsidiary is a party to or threatened with any governmental investigation, administrative charge or litigation involving any employee, consultant or independent contractor or by or before any Governmental Entity concerning Laws in respect of labor and employment, including without limitation charges of unfair labor practices or discrimination complaints, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.  Since January 1, 2011, neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any analogous Law, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary is presently a party to or bound by any collective bargaining agreement or other contract with a labor union, works council or similar organization other than as set forth in Section 3.17 of the Company Disclosure Letter and no such agreement or contract is being negotiated by the Company or any Company Subsidiary.  To the Company’s knowledge, no effort by or on behalf of any labor union to organize any employees of the Company or any Company Subsidiary is ongoing or threatened in writing and no petition has been filed or proceedings instituted before the National Relations Board or other labor relations board seeking recognition or certification of a bargaining representative for any employee or group of employees of the Company or any Company Subsidiary.

(d)           Section 3.17(d) of the Company Disclosure Letter sets forth a list of all individuals currently engaged by the Company to perform services as independent contractors for the Company or any Company Subsidiary.  Accurate and complete copies of all written agreements with any such independent contractor, or the form thereof, have been made available to Parent.

3.18.        Environmental Matters.  Except as set forth in Schedule 3.18 of the Company Disclosure Letter:

(a)           Neither the Company nor any of the Company Subsidiaries is in material violation of or has been notified in writing that it is in material violation of any Environmental Law (as defined in Section 3.18(e)(i)).  There has been no generation, use, handling, storage or disposal of any Hazardous Materials by the Company or any of the Company Subsidiaries in material violation of any Environmental Law at any site owned or operated by, or premises leased by, the Company or any of the Company Subsidiaries during the period of the Company’s or such Company Subsidiary’s ownership, operation or lease nor, to the Company’s knowledge, has there been or is there threatened any Release (as defined in Section 3.18(e)(iii)) of any

Hazardous Materials into, on, at, under or from any such site or premises by the Company or any of the Company Subsidiaries during such period in material violation of any Environmental Law (which violation is pending and unresolved) or in a manner which would reasonably be expected to result in any material liability for the Company or the Company Subsidiary.

(b)           Except for matters that have been fully resolved or as would not reasonably be expected to result in material liability of the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary has received written notification that, and the Company has no knowledge that, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company or any Company Subsidiary is the subject of any Federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that any action by the Company or any Company Subsidiary is necessary to respond to a Release or a threatened Release of any Hazardous Material.  No site or premises owned, operated or leased by the Company or any Company Subsidiaries is listed, or to the Company’s knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists.  Except for matters that have been fully resolved or as would not reasonably be expected to result in material liability of the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary has received written notification of, and the Company has no knowledge of, any potential responsibility or liability of the Company or any Company Subsidiary pursuant to the provisions of (i) CERCLA, (ii) any similar Federal, state, local, foreign or other Environmental Law, or (iii) any order issued pursuant to the provisions of any such Environmental Law.

(c)           The Company and the Company Subsidiaries have obtained all material permits required by Environmental Law necessary to enable them to conduct their respective businesses and are in compliance in all material respects with such permits.  All such permits are in full force and effect and there are no pending (and, to the Company’s knowledge, no threatened) proceedings that seek the revocation, cancellation, suspension or any adverse modification of any such permits.

(d)           To the Company’s knowledge, there is no environmental or health and safety matter with respect to the operation of its business or properties that would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(e)           For purposes of this Agreement:

(i)            “Environmental Laws” means any applicable Federal, state, local or foreign Laws, in each case as amended and in effect in the jurisdiction in which the applicable site or premises are located, pertaining to the protection of human health, safety or the environment, including without limitation, the following statutes and all regulations promulgated thereunder: the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et

seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; the Occupational Safety and Health Act, as amended, 29 U.S.C. § 651 et seq.; any state or local statute of similar effect; and any Laws relating to protection of safety, health or the environment which regulate the management or disposal of biological agents or substances including medical or infectious wastes;

(ii)           “Hazardous Materials” means (A) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “chemical substances,” “toxic substances,” “toxic pollutants,” “pollutants,” “contaminants,” “pesticides,” or “oil” as defined in any applicable Environmental Law, or (B) any petroleum or petroleum products, natural or synthetic gas, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law; and

(iii)          “Release” has the meaning specified in CERCLA.

3.19.        No Breach.  Except for (a) filings with the SEC under the Exchange Act, (b) filings with the Secretary of State of the State of Delaware contemplated herein, (c) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act, of 1976, as amended (the “HSR Act”) and any similar filings in foreign jurisdictions and (d) matters listed in Section 3.19 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the certificate of incorporation or bylaws of the Company, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, require any notice or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which the Company or any Company Subsidiary is a party or to which any of them or any of their assets or properties is bound or subject, (iii) violate any Law applicable to the Company or the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound, (iv) violate any Permit, (v) require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body, or (vi) result in the creation of any lien or other encumbrance on the assets or properties of the Company or a Company Subsidiary, excluding from the foregoing clauses (ii), (iii), (iv), (v), and (vi) violations, breaches and defaults which, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect and would not interfere with the ability of the Company to consummate the transactions contemplated hereby or materially increase the costs of consummation of the Offer and the Merger.

3.20.        Board Approvals; Anti-Takeover; Vote Required.

(a)           The Company Board of Directors, at a meeting duly called and held at which all directors were present, has unanimously (i) duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to authorize this Agreement and the consummation of the transactions contemplated hereby, (ii) resolved that the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, and (iii) subject to the other terms and conditions of this Agreement, resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Sub pursuant to the Offer, and adopt this Agreement, and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified.

(b)           Assuming the accuracy of the representations of Parent and Sub in SECTION 4, the Company has taken all action necessary such that no restrictions contained in any “fair price,” “control share acquisition,” “business combination” or similar statute (including Section 203 of the DGCL) will apply to the execution, delivery or performance of this Agreement and the Tender and Voting Agreements with the Principal Stockholders.

(c)           If approval by the Company’s stockholders is required under the DGCL to approve and adopt this Agreement, the only vote necessary for such approval is the affirmative vote of the holders of a majority of the outstanding Shares.

(d)           The Company (acting through a compensation committee of the Company’s Board of Directors composed solely of independent directors (as such term is used in Rule 14d-10(d) under the Exchange Act)) has taken or will take all steps necessary to cause each compensation, severance or other benefit agreement, arrangement or understanding between the Company or a Company Subsidiary and any of its or their current or former officers, directors or employees to be approved as an employment compensation arrangement and to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d) under the Exchange Act.  The Company has provided or will provide copies of all resolutions adopted or actions taken in connection with such employment compensation arrangement, and each such employment compensation arrangement in existence as of the date of this Agreement is listed on Section 3.20(d) of the Company Disclosure Letter.

(e)           The Company Board of Directors has taken such action as is necessary with respect to the Company Rights Agreement such that (i) the execution and delivery of this Agreement and the transactions contemplated hereby will not (x) result in Parent becoming an “Acquiring Person” under the Company Rights Agreement or (y) result in the grant of any rights to any person under the Company Rights Agreement or enable, require or cause the Company Rights to become exercisable, detach from the Shares, be exercised or deemed exercised, or be distributed or otherwise triggered and (ii) the Company Rights will terminate immediately prior to the Acceptance Time.

3.21.        Financial Advisor.

(a)           The Company Board of Directors has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion, the consideration to be received in the Offer and the Merger, by the holders of the Shares (other than as set forth in such opinion) is fair, from a financial point of view, to such holders.  The Company shall forward to Parent, solely for informational purposes, a copy of the written version of such opinion, as required by Section 1.2(b) promptly following the execution of this Agreement and in no event later than five (5) business days after the date of this Agreement.

(b)           Other than Stifel, Nicolaus & Company, Incorporated, no broker, finder, agent or similar intermediary has acted on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company, or any action taken by the Company.  The Company previously has provided or made available to Parent a copy of Stifel, Nicolaus & Company, Incorporated’s engagement letter, and the fees set forth therein are the only fees payable to Stifel, Nicolaus & Company, Incorporated.

3.22.        Information in the Offer Documents and the Schedule 14D-9.  The information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, including any amendments thereof and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Schedule 14D-9, including any amendments thereof and supplements thereto, will comply in all material respects with the requirements of applicable Laws and, on the date filed with the SEC and on the date first published or sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9, including any amendments thereof and supplements thereto, based on information furnished by Parent or Sub expressly for inclusion therein.  The Company has obtained all necessary consents to permit the inclusion in its entirety, and a fair summary of the analysis underlying, the fairness opinion of Stifel, Nicolaus & Company, Incorporated in the Schedule 14D-9, including any amendments thereof and supplements thereto.

3.23.        Information in the Proxy Statement.  The Proxy Statement, if any, (and any amendment thereof and supplement thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Sub expressly for inclusion in the Proxy Statement, including any amendments thereof and supplements thereto.  The Proxy Statement, including any amendments thereof and supplements thereto, as to information supplied by the Company for inclusion therein, will comply in all material respects with the requirements of applicable Laws.  The Company has obtained all necessary consents to permit the inclusion in its entirety, and a fair summary of the analysis underlying, the fairness opinion of Stifel, Nicolaus & Company, Incorporated in the Proxy Statement, including any amendments thereof and supplements thereto.

SECTION 4 - REPRESENTATIONS AND WARRANTIES OF PARENT

Parent and Sub hereby make the following representations and warranties to the Company:

4.1.          Organization.  Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.   All of the issued and outstanding capital stock of Sub is owned, beneficially and of record, by Parent.  Except for obligations and liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Sub has not and, prior to the Acceptance Time, will not have incurred, directly or indirectly, any material obligations or liabilities or engaged in any business activities or entered into any agreements or arrangements.

4.2.          Authority to Execute and Perform Agreement.

(a)           Parent and Sub have the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder and the transactions contemplated hereby.  The Board of Directors of each of Parent and Sub has approved this Agreement and the transactions contemplated hereby.  No approval by Parent’s stockholders is required to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation, enforceable against them in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

(b)           Except for (i) filings with the SEC under the Exchange Act, (ii) filings with the Secretary of State of the State of Delaware contemplated herein, (iii) filings under the Pennsylvania Takeover Disclosure Law and (iv) the filing of a Notification and Report Form under the HSR Act and any similar filings in foreign jurisdictions, the execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby will not (i) violate any provision of the organizational documents of Parent or Sub, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, require any notice or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which Parent or Sub is a party or to which either of them or any of their respective assets or properties is bound or subject, (iii) violate any Law applicable to Parent or Sub or by which any of their respective assets or properties is bound, (iv) violate any governmental permit, (v) require any filing with, notice to, or permit, consent or approval of, any Governmental Entity, excluding from the foregoing clauses (ii), (iii), (iv) and (v) violations, conflicts breaches, modifications and defaults which, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent and Sub to consummate the transactions contemplated hereby.

4.3.          Information in the Offer Documents.  The information supplied by either of Parent or Sub expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule TO, including any amendments thereof and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Schedule TO, including any amendments thereof and supplements thereto, will comply in all material respects with the requirements of applicable Laws and, on the date filed with the SEC and on the date first published or sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that neither of Parent or Sub makes any representation or warranty with respect to statements made in the Schedule TO, including any amendments thereof and supplements thereto, based on information furnished by the Company expressly for inclusion therein.

4.4.          Information in the Proxy Statement.  The Proxy Statement, if any (and any amendment thereof and supplement thereto), at the date mailed to the Company’s stockholders and at the time of any meeting of the Company stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by either of Parent or Sub other than with respect to statements made therein based on information supplied by Parent or Sub expressly for inclusion in the Proxy Statement, including any amendments thereof and supplements thereto. The Proxy Statement, as to information supplied by either of Parent or Sub for inclusion therein, will comply in all material respects with the requirements of applicable Laws.

4.5.          Sub.  Sub is duly organized, validly existing and in good standing as a Delaware corporation.   Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

4.6.          Financing.  Parent currently has available to it, and Parent will cause Sub to have, (a) at the Acceptance Time, sufficient unrestricted funds to pay the aggregate Closing Amounts for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and this Agreement and (b) at the Effective Time, sufficient unrestricted funds to pay in full the aggregate Closing Amounts, subject to the terms and conditions of this Agreement.

4.7.          Financial Advisor.  Parent, and not the Company, shall be liable for any fee or other commission payable to any broker, finder, agent or similar intermediary engaged by Parent or Sub in connection with the transactions contemplated hereby.

4.8.          Ownership of Company Common Stock.   Neither Parent, Sub nor any Affiliate controlled by Parent beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Acceptance Time (with respect to Sub) or the Effective Time (with respect to Parent and its other controlled Affiliates but not Sub) beneficially own, any shares of Company Common Stock, or is, or will prior to the Acceptance Time (with respect to Sub) or the Effective Time (with respect to Parent and its other controlled Affiliates but not Sub) become, a party to any contract, arrangement or understanding (other than this Agreement and the other agreements contemplated herein) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

4.9.          Litigation.  As of the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of Parent, overtly threatened through written contact by counsel to the plaintiff or claimant against Parent or any of its Affiliates that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

4.10.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, Parent and Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes, and Parent and Sub are not relying upon, any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Sub in connection with the transactions contemplated by this Agreement.

SECTION 5 - COVENANTS AND AGREEMENTS

5.1.          Conduct of Business.  During the period from the date of this Agreement and continuing until the earliest of (i) the termination of this Agreement pursuant to its terms (ii) such time as designees of Parent first constitute at least a majority of the Company Board of Directors pursuant to section 6.9 or (iii) the Effective Time, the Company and each Company Subsidiary shall, except as otherwise contemplated or expressly permitted by this Agreement or expressly provided in Section 5.1 of the Company Disclosure Letter, required by Law or consented to in writing by Parent carry on its business in the ordinary course, in substantially the same manner as heretofore conducted.  Without limiting the generality of the foregoing, except as otherwise contemplated or expressly permitted by this Agreement, expressly provided in Section 5.1 of the Company Disclosure Letter, or consented to in writing by Parent during the period from the date of this Agreement and continuing until the earliest of (i) the termination of this Agreement pursuant to its terms (ii) such time as designees of Parent first constitute at least a majority of the Company Board of Directors pursuant to Section 6.9 or (iii) the Effective Time, the Company shall observe the following covenants:

(a)           Affirmative Covenants Pending Closing.  Except as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall and shall cause the Company Subsidiaries to:

(i)            Preservation of Personnel.  Use commercially reasonable efforts, consistent with past practice, to preserve intact and keep available the services of present employees, consultants, independent contractors and executive officers of the Company and the Company Subsidiaries; provided that the Company shall not be obligated to increase compensation of any employee or take any action inconsistent with this Section 5.1.

(ii)           Insurance.  Use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement.

(iii)          Preservation of the Business; Maintenance of Properties, Contracts.  Use commercially reasonable efforts to preserve the business of the Company, to develop, commercialize and pursue regulatory approvals for the Company’s product candidates and products and to advertise, promote and market the products of the Company and the Company Subsidiaries, and use commercially reasonable efforts to keep the Company’s properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of the contracts referred to in Section 3.11.

(iv)          Contracts.  Use reasonable best efforts to enter into those certain contracts and arrangements listed in Section 5.1(a)(iv) of the Company Disclosure Letter prior to the Effective Time.

(v)           Intellectual Property Rights.  Use commercially reasonable efforts to obtain, preserve and protect the Proprietary Rights.

(vi)          Regulatory Matters.  (x) Notify and consult with Parent promptly (A) after receipt of any communication from any Governmental Entity or inspections of any manufacturing or clinical trial site and before giving any submission to a Governmental Entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs and (y) invite Parent to attend all significant meetings with the FDA.

(b)           Negative Covenants Pending Closing.  The Company shall not and shall cause the Company Subsidiaries not to engage in any of the following acts, except where such prohibition would violate applicable Law:

(i)            Disposition of Assets.  Sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including its Proprietary Rights, other than sales or transfers in the ordinary course of business and in amounts not exceeding, in the aggregate, $125,000;

(ii)           Liabilities.  Incur any indebtedness for borrowed money in excess of $125,000 in the aggregate or incur any obligation or liability or enter into any contract or commitment, except for contracts or commitments that can be terminated or rescinded by the Company within six (6) months of entering into such contract or commitment without the Company incurring penalties in excess of $25,000, involving aggregate potential payments to or by the Company or any Company Subsidiary, in an amount in excess of $125,000;

(iii)          Compensation.  (A) Increase the compensation payable to or that may become payable to any officer, director, employee, agent or consultant or (B) enter into any employment, severance, retention, bonus, tax gross-up or other agreement or arrangement with any officer, director, employee, agent or consultant of the Company or a Company Subsidiary (other than, in the case of a departed employee other than an officer or director, to fill a vacancy on an employment at will basis and without any material increase in pay), or adopt, or increase the benefits (including fringe benefits) under, any Plan or otherwise, except (1) in each case, as required by Law, or pursuant to the terms of any Plan disclosed in Section 3.16(a) of the Company Disclosure Letter and (2) for actions described in subclause A with respect to employees with an annual base salary less than $150,000, or for any such actions with respect to agents or consultants, in each case who are not officers or directors, provided that such actions are taken in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, except for the advancement of business expenses in the ordinary course of business consistent with past practice, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any Plan or otherwise;

(iv)          Plans, Unions.  Establish, adopt, amend, enter into, or terminate any Plan, any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, except as required by Law, by the terms of any Plan or pursuant to any existing agreement disclosed in Section 3.16(a) or Section 5.1(b)(iv) of the Company Disclosure Letter;

(v)           Capital Stock.  Make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any share of restricted stock, option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations shall not apply in connection with the accelerated vesting, conversion or exercise of convertible securities outstanding on the date of this Agreement, including, without limitation, the accelerated vesting and issuance of Shares upon the exercise of Company Options the accelerated vesting of Company Restricted Shares or the settlement of Time-Vested DSUs or Performance-Based DSUs, in each case, as provided in Section 2.4;

(vi)          Certificate of Incorporation, By-Laws, Directors and Officers.  Cause, permit or propose any amendments to the certificate of incorporation or bylaws of the Company or any Company Subsidiary or elect or appoint any new directors or officers;

(vii)         Acquisitions.  Make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice;

(viii)        Capital Expenditures.  Authorize any single capital expenditure in excess of $75,000 or capital expenditures which in the aggregate exceed $125,000;

(ix)           Accounting Policies.  Except as may be required as a result of a change in Law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

(x)            Taxes.  Change or amend any material Tax election or settle or compromise any material federal, state, local or non-U.S. Tax liability, change its annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any material Tax, file any amended material Tax Return, file any material Tax Return in a manner inconsistent with past practice, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(xi)           Legal.  Commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to the business of the Company or any Company Subsidiary, (B)  would involve restrictions on the business activities of the Company or any Company Subsidiary, or (C) would involve the issuance of Company securities;

(xii)          Extraordinary Transactions.  Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries (other than the Offer and Merger); amend, alter, or terminate the Company Rights Agreement, except as contemplated by Section 3.20(e); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, except as contemplated by this Agreement;

(xiii)         Payment of Indebtedness.  Pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice;

(xiv)        Loans and Advances.  Make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary advances to employees for travel and business expenses in the ordinary course of business);

(xv)         Layoff Laws.  Effectuate a “plant closing” or “mass layoff,” as those terms are defined in the applicable Layoff Law;

(xvi)        New Agreements/Amendments.  Except as contemplated in this Agreement, enter into or modify, or permit a Company Subsidiary to enter into or modify, any material license, development, research, or collaboration agreement, lease or other contract with any other person;

(xvii)       Confidentiality and Non-Competition Agreements.  Modify, amend or terminate, or waive, release or assign in a manner adverse to the Company any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which the Company is a party;

(xviii)      Authorizations, Agreements and Obligations.  Authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

(c)           Advice of Changes.  The Company shall promptly advise Parent orally and in writing of any change or event that has had or would reasonably be expected to have a Company Material Adverse Effect.

5.2.          No Solicitation.

(a)           The Company and each Company Subsidiary has, and has caused its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of the Company Subsidiaries (collectively, “Representatives”) to have, ceased and terminated all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving:  (A) any consolidation, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (B) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary; (C) any issuance by the Company, individually or in the aggregate, of over fifteen percent (15%) of its equity securities; or (D) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or Company Subsidiaries (including for this purpose the outstanding equity securities of a Company Subsidiary) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Shares on the last trading day prior to the date of this Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries (each of clauses (A)-(D), an “Acquisition Proposal”).  Except as provided in this Section 5.2, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall cause its Representatives and each Company Subsidiary not to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill agreement.  The Company agrees that any violations of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to be a breach of this Agreement (including this Section 5.2) by the Company.  Notwithstanding the foregoing, nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(b)           Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), the Company and its Representatives may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, not resulting from any knowing material violation of this Section 5.2, submitted a written proposal to the Company relating to such Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a

Superior Proposal.  From and after the date hereof and prior to the Acceptance Time, the Company shall, within forty eight (48) hours, notify Parent in the event that the Company or any Company Subsidiary or Representatives receives (i) any Acquisition Proposal or indication by any person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary related to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  The Company shall provide Parent, within such forty eight (48) hour period, with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto.  The Company shall keep Parent reasonably informed, no later than forty eight (48) hours after the occurrence of any changes, developments, discussions or negotiations, of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence, and draft documentation.  Without limiting the foregoing, the Company shall promptly (and in any event within forty eight (48) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.  The Company shall not, and shall cause the Company Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent.  The Company shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of the Company Subsidiaries is or becomes a party.  The Company will promptly provide to Parent any non-public information concerning the Company or the Company Subsidiaries provided or made available pursuant to this Section 5.2(b) which was not previously provided or made available to Parent.  For purposes of this Agreement, a “Superior Proposal” is an unsolicited written Acquisition Proposal, that the Company Board of Directors believes in good faith is bona fide, to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of the Company and the Company Subsidiaries pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization, or a sale or license of its assets, (A) on terms which the Company Board of Directors determines in its good faith judgment to be more favorable to the holders of Shares than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and this Agreement, and (B) which the Company Board of Directors has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(c)           Except as set forth herein, neither the Company Board of Directors nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or publicly propose to withdraw, withhold, qualify or modify, the approval or recommendation by the Company Board of Directors or any such committee of the Offer, this Agreement, or the Merger, (ii) approve or recommend or publicly propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as an “Adverse Recommendation

Change”) or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or similar agreement (an “Alternative Acquisition Agreement”), providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(b) entered into in the circumstances referred to in Section 5.2(b)).  The Company shall, promptly following a determination by the Company Board of Directors that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d)           Notwithstanding anything in this Section 5.2 to the contrary, prior to the Acceptance Time, if (i) the Company receives a written Acquisition Proposal from a third party that the Company Board of Directors believes in good faith is bona fide, (ii) a knowing material breach by the Company or a Company Subsidiary of this Section 5.2 has not resulted in the making of such Acquisition Proposal, and (iii) the Company Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisors, such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be committed to by Parent, the Company Board of Directors may, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors to the stockholders of the Company under applicable Law, (A) effect an Adverse Recommendation Change and/or (B) terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company (1) pays the fee required by and pursuant to the terms of Section 8.2 and (2) within two (2) business days following such termination enters into a binding definitive Alternative Acquisition Agreement for such Superior Proposal; and provided, further, that the Company Board of Directors may not effect a change of its recommendation pursuant to the foregoing clause (A) or terminate this Agreement pursuant to the foregoing clause (B) unless (1) the Company or a Company Subsidiary or Representative shall not have materially breached this Section 5.2 in connection with the making of such Acquisition Proposal, (2) the Company shall have provided prior written notice to Parent, at least four (4) business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, (3) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (4) following any negotiation described in the immediately preceding clause (3), such Acquisition Proposal continues to constitute a Superior Proposal.  In the event of any material revisions to the financial terms of the Superior Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.2 with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice.  Notwithstanding the foregoing, if fewer than four (4) business days remains before the then scheduled expiration date of the Offer, the Notice Period with respect to the Company Board of Directors effecting a change of its recommendation pursuant to the foregoing clause (A) shall not apply, provided, however, that, in such a circumstance, the Notice Period with respect to the Company terminating this Agreement pursuant to the foregoing clause (B) shall remain four (4) business days.  Any Adverse Recommendation Change shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other Law to be inapplicable to the transactions contemplated by this Agreement, including each of the Offer and the Merger, or to the Tender and Voting Agreements.

(e)           Notwithstanding the foregoing, the Company Board of Directors may make an Adverse Recommendation Change in the absence of an Acquisition Proposal if the Company Board of Directors has concluded in good faith, after consultation with its outside counsel, that an Adverse Recommendation Change is necessary to comply with its fiduciary duties, provided, however, that the Company Board of Directors shall not make an Adverse Recommendation Change unless the Company has (A) provided to Parent at least four (4) business days’ prior written notice (or such shorter period as remains prior to one day prior to the scheduled expiration date of the Offer) advising Parent that the Company Board of Directors intends to take such action and specifying the reasons therefore in reasonable detail and (B) during such four (4) business day, or shorter, period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need or reason for the Adverse Recommendation Change.

SECTION 6 - ADDITIONAL AGREEMENTS

6.1.          Proxy Statement.  If required by the Exchange Act, the Company shall, as soon as practicable following the expiration of the Offer, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and Sub shall use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto.  The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement.  If at any time prior to receipt of the adoption of this Agreement by the required vote of the holders of the outstanding Shares (the “Company Stockholder Approval”) there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall use commercially reasonable efforts to promptly prepare and mail to its stockholders such an amendment or supplement to the extent required by applicable Law.  The Company shall not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects.  The Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after filing with the SEC.  Subject to the terms and conditions of this Agreement, the Proxy Statement shall contain the recommendation of the Company Board of Directors in favor of the Merger.

6.2.          Meeting of Stockholders of the Company.  If, following the Tender Completion Time, the adoption of this Agreement by the holders of Shares is required under the DGCL in order to consummate the Merger, the Company shall take all actions in accordance with applicable Law, the Company’s certificate of incorporation and bylaws and the rules of The Nasdaq Stock Market to promptly and duly call, give notice of, convene and hold as promptly as practicable, a Special Meeting.  For purposes of this Agreement, the term “Tender Completion Time” means the latest to occur of (x) the Acceptance Time, (y) the closing of the purchase of the Top-Up Shares or the failure by Sub to exercise the Top-Up Option during the exercise period provided in Section 1.10 and (z) if a subsequent offering period is commenced by Sub, the expiration of such subsequent offering period.

6.3.          Nasdaq; Post-Closing SEC Reports.  Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The Nasdaq Stock Market to enable the delisting by the Surviving Corporation of the Shares from The Nasdaq Stock Market and the deregistration of the Shares under the Exchange Act promptly after the Effective Time.  Parent will use commercially reasonable efforts to cause the Surviving Corporation to file with the SEC (a) a Form 25 on the Closing Date and (b) a Form 15 on the first business day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”).  If the Surviving Corporation is reasonably likely to be required to file any reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”).  The Post-Closing SEC Reports provided by the Company pursuant to this Section 6.3 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Laws.

6.4.          Access to Information.  Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to have such access to the assets, properties, business and operations of the Company and the Company Subsidiaries in connection with Parent’s investigation of the Company with respect to the transactions contemplated hereby except as prohibited by applicable Law.  Any such investigation and examination shall be conducted at reasonable times during normal business hours upon reasonable advance notice and under reasonable circumstances so as to limit disruption to or impairment of the Company’s business; provided, however, such investigation and examination shall not include the right to conduct any sampling or testing, including any so-called Phase II testing, of the properties.  No investigation by Parent shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement.  The Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and cause its Representatives to cooperate fully with such representatives of Parent in connection with such investigation.  The information and documents so provided shall be subject to the terms of the Confidentiality Agreement.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information designated as competitively sensitive or where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Law or any contract entered into prior to the date of this Agreement and listed in Section 6.4 of the Disclosure Letter to which the Company or any of its Subsidiaries is a party.

6.5.          Public Disclosure.  The initial press release concerning the Offer and the Merger shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Sub nor the Company will disseminate any press release or other announcement concerning the Merger, the Offer or this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with a national stock exchange, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld conditioned or delayed.  Notwithstanding the foregoing, the Company may disseminate press releases or other announcements regarding an Acquisition Proposal or Adverse Recommendation Change in accordance with the terms of Section 5.2 without the prior consent of Parent or Sub.  The parties have agreed to the text of the joint press release announcing the execution of this Agreement.  Notwithstanding the foregoing, without prior consent of the other party, each party (a) may communicate information that is not confidential information of the other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate material substantially similar to material included in a press release or other document previously approved for external distribution by the other parties.  Each party agrees to promptly make available to the other parties copies of any written communications made without prior consultation with the other parties.

6.6.          Regulatory Filings; Reasonable Efforts.

(a)           As promptly as practicable after the date hereof and in compliance with all applicable regulatory requirements, each of Parent, Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated hereby, including, without limitation: (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, (ii) filings required by the merger notification or control Laws of any applicable jurisdiction, as agreed by the parties hereto, and (iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” Laws and the securities Laws of any foreign country, or any other applicable Laws or rules and regulations of any Governmental Entity relating to the Offer and the Merger.  Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.6 to comply in all material respects with all applicable Laws and rules and regulations of any Governmental Entity.

(b)           Each of Parent, Sub, and the Company shall promptly supply the other with any information which may be reasonably required in order to effectuate any filings or applications pursuant to this Section 6.6.

(c)           Each of Parent, Sub and the Company will notify the others promptly upon the receipt of:  (i) any communication or comments from any officials of any

Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Laws and rules and regulations of any Governmental Entity.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.6(a), Parent, Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated hereby, including complying in all material respects with all applicable Laws and with all rules and regulations of any Governmental Entity and using its reasonable best efforts to accomplish the following:  (i) the causing of all the conditions set forth in SECTION 7 and in all of the Offer Conditions to be satisfied and to consummate and make effective the Offer, the Merger and the other transactions contemplated hereby, (ii) the obtaining of all reasonably requested actions or nonactions, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities and the making of all reasonably requested registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), (iii) the obtaining of all reasonably requested consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated hereby, and to carry out fully the purposes of, this Agreement.  In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, this Agreement or any of the other transactions contemplated hereby, use their reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, this Agreement and the other transactions contemplated hereby.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Parent and Sub shall use their reasonable best efforts to take, or cause to be taken, all such necessary actions.  Parent shall cause Sub to fulfill all Sub’s obligations under, and pursuant to, this Agreement.  Nothing in this Agreement shall require Parent, the Surviving Corporation or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or proffer to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Corporation or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Entity or any other person or for any other reason.

6.7.          Notification of Certain Matters; Litigation.   Each party shall give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event of which such party has knowledge the occurrence or non-occurrence of which would cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (b) any Offer Condition that is unsatisfied at any time from the date hereof to the Acceptance Time of which such party has knowledge (other than the condition contained in clause (i) of the first paragraph of the Offer Conditions, as to which such notice shall be given if such condition is unsatisfied as of any scheduled expiration date of the Offer), and (c) any material failure of such party or any of its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder of which such party has knowledge; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or the remedies available to the party receiving such notification.  Without limiting the foregoing, each party shall, within twenty-four (24) hours after it has notice of any of the following notify the other parties of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (iii) any actions, suits, claims, investigations or proceedings instituted or threatened against such party or any of its directors, officers or Affiliates, including by any stockholder of such party, before any court or Governmental Entity, relating to or involving or otherwise affecting the such party or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions.  Parent shall have the right to participate in, but not control, the defense of any such actions, suits, claims, investigations or proceedings under clause (iii) above with respect to the Company, and the Company shall consult with Parent regarding the defense or settlement of any such actions, suits, claims, investigations or proceedings and shall consider Parent’s views with respect to such actions, suits, claims, investigations or proceedings.

6.8.          Indemnification.

(a)           Parent agrees that any rights to indemnification or exculpation (including the payment of reasonable attorney’s fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation) now existing in favor of the current or former directors or officers of the Company and the current or former directors or officers of each Company Subsidiary (the “Indemnified Parties” and, each, an “Indemnified Party”) as provided in their respective organizational documents, in effect as of the date hereof, with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of six (6) years after the Effective Time, and Parent guarantees any such obligations of the Surviving Corporation.  During such period, Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Time were directors or officers of the Company or directors or officers of any of Company Subsidiary in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.  Parent guarantees the payment of any obligation of the Surviving Corporation to indemnify an Indemnified Party.

(b)           Subject to the next sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time (such three hundred percent (300%), the “Maximum Premium”), or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Corporation taking any actions in clauses (i) or (ii) above, Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Corporation.  If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or canceled during such six (6) year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance.

(c)           In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that such successors and assigns shall assume the obligations set forth in this Section 6.8.

(d)           The provisions of this Section 6.8 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have from the Company or any other Person by contract or otherwise.

6.9.          Directors.

(a)           Promptly upon the first acceptance for payment pursuant to the Offer of Shares that represent at least a majority of the issued and outstanding Shares, and the transfer of funds to a paying agent to cover the Closing Amount with respect to such Shares, Parent shall be entitled to designate such number of directors on the Company Board of Directors as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Company Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of Shares so accepted for payment by Sub and with respect to which funds were transferred to a paying agent to cover the Closing Amount plus the number of Shares otherwise owned by Parent, Sub, or any other subsidiary of Parent bears to (II) the number of such Shares outstanding, and the Company shall, at such time, cause Parent’s designees to be so elected; provided, however, that in the event that Parent’s designees are appointed or elected to the Company Board of Directors, until the Effective Time, the Company Board of Directors shall have at least three (3) directors who are directors on the date of this Agreement and who are not officers of the Company and are independent directors for purposes of The Nasdaq Stock Market listing requirements (the “Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three (3) for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of the Company and are independent directors for purposes of The Nasdaq Stock Market listing requirements, Parent or Sub, and such persons shall be deemed to be Independent Directors for purposes of this Agreement.  At such time, the Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors, (ii) each board of directors (or similar body) of each of the Company’s Subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable Law or the rules of any stock exchange on which the Shares are listed.  Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Parent and Sub shall have provided to the Company on a timely basis, and shall be solely responsible for, all information required to be included in the Information Statement with respect to Parent’s and Sub’s designees).  In connection with the foregoing, the Company shall promptly, at the option of Sub, either increase the size of the Company Board of Directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Sub’s designees to be elected or appointed to the Company Board of Directors as provided above.

(b)           Notwithstanding anything in this Agreement to the contrary, if Parent’s designees constitute a majority of the Company Board of Directors after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Independent

Directors (or if only one (1) exists, then the vote of such Independent Director) shall be required to (i) amend or terminate this Agreement by the Company, (ii) exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would materially and adversely affect holders of Shares other than Parent or Sub, (iii) amend the certificate of incorporation or bylaws of the Company, or (iv) take any other action of the Company Board of Directors under or in connection with this Agreement or the transactions contemplated hereby; provided, however, that if there shall be no Independent Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Company Board of Directors.

6.10.        401(k).  Except with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company shall not (i) make any contribution to the Company’s 401(k) plan other than as consistent with past practice or required under the terms of such plan as in effect on the date of this Agreement, or (ii) make any required contribution to the Company’s 401(k) plan in Shares.  If requested by Parent in writing prior to the scheduled expiration date of the Offer, the Company shall, not later than the day before the day on which the Acceptance Time occurs (but subject to the occurrence of the Acceptance Time), terminate the Company’s 401(k) plan.

6.11.        Employee Benefits.

(a)           Each employee of the Company as of the Acceptance Time (i) who is a participant in the Company’s performance-based Incentive Compensation Plan (the “Incentive Compensation Plan”) shall be entitled to receive from the Company, the Surviving Corporation or the Parent, as the case may be, the amount of any bonus payable to such employee under the Incentive Compensation Plan for calendar year 2011, calculated assuming target achievement by the Company and such employee of all applicable performance goals, if any, and (ii) who is a participant in the Company’s Account Manager, Regional Sales Director and National Sales Director Field Sales Incentive Compensation Plan for Trimester 3 (September — December 2011) (the “Sales Incentive Compensation Plan” and together with the Incentive Compensation Plan, the  “IC Plans”) shall be entitled to receive from the Company, the Surviving Corporation or the Parent, as the case may be, the greater of (y) the amount of any bonus payable to such employee under the Sales Incentive Compensation Plan for such trimester, calculated assuming target achievement by the Company and such employee of all applicable performance goals, if any, and (z) the actual amount of goal attainment for such employee under such plan.  The amount of bonus payable under this Section 6.11(a)(i) or (ii) herein shall be paid at the earlier of (i) such time as such bonus otherwise would have been paid to such employee by the Company consistent with past practice and (ii) such time as the employee is terminated by the Surviving Corporation or Parent.  Section 6.11(a) of the Company Disclosure Letter sets forth the 2011 target bonus amounts and percentages for each employee as of the date of this Agreement.  In addition, each such employee shall have an aggregate potential bonus opportunity for calendar year 2012 no less favorable than the percentage bonus opportunity available to such employee in 2011, as set forth in Section 6.11(a) of the Company Disclosure Letter.

(b)           At least until the first anniversary of the Effective Time, each employee of the Company who continues to be employed by the Surviving Corporation during such period (a “Continuing Employee”) shall be provided a base salary at a rate no less than the rate of the annual base salary provided to such Continuing Employee on the date hereof and employee benefits that are substantially comparable in the aggregate to the benefits provided to similarly situated Parent employees based on levels of responsibility.

(c)           Each Continuing Employee who participates in (or is otherwise eligible for) any such Company plan immediately prior to the Acceptance Time will receive service credit for all periods of employment with the Company or Company Subsidiaries, as applicable, prior to the Effective Time for purposes of vesting, eligibility and (only for purposes of determining the amount of vacation and Severance (as defined in Section 6.11(d) below)) benefit levels under any Parent employee plan in which such employee participates after the Effective Time, to the same extent and for the same purposes thereunder as such service was recognized under an analogous Company compensation plan in effect on the date hereof.   If on or after the Effective Time, any Continuing Employee becomes covered under any benefit plan providing medical, dental, health, pharmaceutical or vision benefits (a “Successor Plan”), other than the plan in which he or she participated immediately prior to the Effective Time (a “Prior Plan”), Parent shall use its commercially reasonable efforts to ensure that (i) such Continuing Employee shall not be subject to any restrictions or limitations with respect to pre-existing condition exclusions, waiting periods and actively-at-work requirements (except to the extent such exclusions or requirements were applicable under the corresponding Prior Plan) and (ii) such Continuing Employee shall be permitted to take into account any eligible expenses incurred by such employee and his or her covered dependents during the plan year in which the employee elects to be covered under the Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and/or his or her covered dependents for that year, to the extent that such expenses were incurred during the applicable plan year in which such employee or covered dependent was covered under a corresponding Prior Plan.

(d)           Parent shall or shall cause the Surviving Corporation to provide severance benefits (“Severance”) to each Continuing Employee whose employment is terminated by the Surviving Corporation without Cause (as defined in this Section 6.11(d)) or by reason of a reduction in the workforce or job elimination, in each case at any time prior to the first anniversary of the Effective Time, other than an employee who is eligible for participation in the Company’s Executive Severance Pay Program, or who has a binding contractual right to severance benefits pursuant to any agreement with the Company, (each a “Terminated Employee”), subject to the Terminated Employee’s providing a timely and effective release of claims in favor of the Company, the Surviving Corporation and the Parent (the “Employee Release”).   Severance shall be paid to such Terminated Employee in an amount equal to twelve weeks Base Pay (as defined in this Section 6.11(d)) plus an additional week of base pay for each year of continuing service by such Terminated Employee to the Company, the Surviving Corporation, Parent and its Affiliates.  For the avoidance of doubt, a Terminated Employee’s years of continuing service shall be rounded up to the nearest whole year in calculating the number of additional weeks of Base Pay that are added to the twelve weeks of Base Pay. Severance shall be paid to each Terminated Employee in the form of a lump sum cash payment, as soon as reasonably practicable (taking into account the requirement of a release) following the Terminated Employee’s date of termination.  For purposes of this Section 6.11(d), “Base Pay” shall mean the weekly base salary of the Terminated Employee on the date of his or her termination of employment.  No such Severance payments shall be made if the Terminated

Employee is terminated for Cause. “Cause” shall mean (i) fraud, misappropriation or embezzlement against the Surviving Corporation, Parent or its Affiliates, (ii) falsification of records or similar acts, (iii) gross neglect of or willful failure to perform substantial job duties, (iv) commission of a felony or other crime involving dishonesty, violence or moral turpitude, or (v) insubordination, defined as the refusal by an employee to follow management’s rational and lawful instructions regarding a job-related matter.

(e)           If a Terminated Employee elects COBRA continuation coverage, then for a period of three months beginning on the first day of the month immediately following the month of the Terminated Employee’s date of termination or until the Terminated Employee’s eligibility for such coverage ceases, if earlier, Parent shall or shall cause the Surviving Corporation to (i) pay the full cost of such coverage or (ii) if Parent determines that payment of such cost could result in any penalty or tax to Parent or the Surviving Corporation, pay additional severance to the Terminated Employee in an amount equal to such cost.  In addition, Parent shall or shall cause the Surviving Corporation to provide outplacement services to each Terminated Employee for a period of six months and for each employee who is eligible for participation in the Company’s Executive Severance Pay Program for a period of twelve months. All payments to or on behalf of a Terminated Employee under this Section 6.11 shall be conditioned on the employee providing an Employee Release.

(f)            Nothing contained herein, whether express or implied, shall be construed or applied so as to require Parent or any of its subsidiaries to continue any plan or to continue the employment of any Person.  No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Surviving Corporation or their respective subsidiaries or be deemed to make any employee of the parties or their respective subsidiaries a third party beneficiary of this Agreement, including this Section 6.11, or any rights relating hereto.  No provision of this Section 6.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise or shall be construed or applied so as to result in a duplication of benefits or payments.

6.12.        State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.13.        FIRPTA Certificate.  Prior to each of the Acceptance Time and the Effective Time, the Company shall execute and deliver to Parent and Sub a certificate (in a form reasonably acceptable to Parent and Sub) conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h).

SECTION 7 - CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER

7.1.          Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been adopted by the requisite vote of the holders of the Shares, to the extent required pursuant to the requirements of the certificate of incorporation and the DGCL.

(b)           Statutes; Court Orders.  No statute, rule, executive order or regulation shall have been enacted, issued, enforced or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing or making illegal the consummation of the Merger.

(c)           Consummation of the Offer.  The Shares validly tendered and not withdrawn pursuant to the Offer shall have been accepted for payment pursuant to the Offer and the terms of this Agreement; provided, however, that neither Parent nor Sub shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Sub shall have failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer.

SECTION 8 - TERMINATION, AMENDMENT AND WAIVER

8.1.          Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Effective Time, whether before or after stockholder approval thereof:

(a)           By mutual written consent of Parent and the Company duly authorized by the Board of Directors of Parent and the Company Board of Directors; or

(b)           By either Parent or the Company:

(i)            if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, and such order, decree or ruling or other action shall have become final and non-appealable, or there shall exist any statute, rule or regulation, in each case, permanently restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of the Offer or the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraints and complied with Section 6.6; or

(ii)           if the Acceptance Time has not occurred by the date that is four (4) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur by such date; or

(c)           By Parent if, (i) there has been a breach by the Company of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement (A) which would give rise to the failure of a condition set forth in clause (c) or (d) of Annex I and (B) such breach or inaccuracy is not capable of being cured; or (ii) due to an occurrence or circumstance that has resulted in a failure to satisfy any Offer Condition that is not capable of being cured, Sub shall have allowed the Offer to terminate, without having accepted any Shares for payment, unless such occurrence or circumstance shall have been caused by or resulted from the failure of Parent or Sub to perform, in any material respect, any of their covenants or agreements contained in this Agreement or the breach by Parent or Sub of any of their representations or warranties contained in this Agreement; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(d)           By the Company if, prior to the Acceptance Time, there has been a breach by Parent or Sub of, or any inaccuracy in, any representation, warranty, covenant or other agreement of Parent or Sub set forth in this Agreement, which breach or inaccuracy is reasonably expected to prevent Parent or Sub from performing in all material respects its obligations and covenants required to be performed by it under this Agreement (and such breach or inaccuracy is not capable of being cured); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(e)           By Parent, at any time prior to the Acceptance Time, if the Company Board of Directors shall have (A) effected an Adverse Recommendation Change, (B) recommended to the Company’s stockholders an Acquisition Proposal, or publicly announced its intention to enter into an Alternative Acquisition Agreement, (C) failed to publicly reaffirm its recommendation of this Agreement or the Offer within two (2) business days of Parent’s request, or (D) failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act; or

(f)            At any time prior to the Acceptance Time, by the Company, if the Company has received a Superior Proposal, which, after giving effect to all of the adjustments that may be committed to by Parent pursuant to Section 5.2, the Company Board of Directors determines in good faith (after consultation with its financial advisors) continues to constitute a Superior Proposal, provided the Company shall not have knowingly materially violated or breached any of its obligations under Section 5.2 in connection with the making of such Superior Proposal; or

(g)           By Parent, if upon a vote at a duly held meeting to obtain the Company Stockholder Approval, such approval is not obtained, provided, however, that Parent may not terminate this Agreement under this Section 8.1(g) if the Shares owned by Parent or any of its subsidiaries shall not have been voted in favor of adopting this Agreement.

8.2.          Effect of Termination.

(a)           Any termination of this Agreement under Section 8.1 hereof will be effective immediately upon the delivery of a written notice of the terminating party to the other party hereto and, if then due, payment of the Termination Fee.  In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect and there shall be no liability on the part of Parent, Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except as set forth in the penultimate sentence of Section 6.4, SECTION 8 and SECTION 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for fraud or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement (it being understood that the failure of Parent or Sub to accept for payment and pay for the Shares validly tendered and not withdrawn pursuant to the Offer promptly following the Expiration Date in the event that all Offer Conditions have been satisfied or, to the extent permitted, waived, as of the Expiration Date shall be deemed an intentional breach by Parent and Sub pursuant to this Agreement). Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)           If Parent shall have terminated this Agreement pursuant to Section 8.1(e), the Company shall promptly pay Parent a termination fee (the “Termination Fee”) of $10,000,000, but in no event later than two (2) business days after the date of receipt of Parent’s termination notice.  If the Company terminates this Agreement pursuant to Section 8.1(f), it shall, in connection with and as a condition to such termination, pay Parent the Termination Fee.  If Parent terminates this Agreement pursuant to Section 8.1(c)(ii) due to the failure to satisfy the Minimum Condition or 8.1(c)(i) due to a material breach of Section 5.2, or if the Company terminates pursuant to Section 8.1(b)(ii), and in each case at or prior to the time of termination an Acquisition Proposal has been made (and, with regard to any termination pursuant to Section 8.1(c)(ii), such Acquisition Proposal has been publicly made), then the Company shall pay Parent the Termination Fee upon signing a definitive agreement for a transaction relating to an Acquisition Proposal (or, if earlier, the consummation of a transaction contemplated by an Acquisition Proposal), provided such signing (or, if earlier, such consummation) occurs within nine (9) months of the termination date.  All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account as Parent may designate in writing to the Company.  If the Company fails to promptly make any payment required under this Section 8.2(b) and Parent commences a suit to collect such payment, the Company shall indemnify Parent for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Bank of America (or its successors or assigns) in effect on the date the payment was payable pursuant to this Section 8.2(b). For purposes of this Section 8.2(b) only, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(a) except that all references to “15%” therein shall be deemed to be references to “50%.”

8.3.          Fees and Expenses.  Except as set forth in Section 8.2, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

8.4.          Amendment.  Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the Tender Completion Time, no amendment shall be made which decreases the Merger Consideration and, after the approval of this Agreement by the stockholders, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5.          Waiver.  At any time prior to the Effective Time, either party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto or (b) waive compliance with any of the agreements of the other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

SECTION 9 - MISCELLANEOUS

9.1.          No Survival.  None of the representations and warranties contained herein shall survive the Effective Time.

9.2.          Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail (with receipt confirmed by telephone), or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)           if to Parent or Sub, to:

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

Attn:	Tamara L. Joseph, Senior Vice President, General Counsel and Secretary
Telephone:	(781) 860-8660

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts  02199

Attn:	Paul M. Kinsella
Email:	paul.kinsella@ropesgray.com
Telephone:	(617) 951-7921
Facsimile:	(617) 235-0822

(b)           if to the Company, to:

Adolor Corporation

700 Pennsylvania Drive

Exton, PA 19341

Attn:	John M. Limongelli, Senior Vice President, General Counsel & Secretary
Email:	jlimongelli@adolor.com
Telephone:	(484) 595-1963

with a copy to:

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attn:	James A. Lebovitz & Ian A. Hartman
Email:	james.lebovitz@dechert.com & ian.hartman@dechert.com
Telephone:	(215) 994-4000
Facsimile:	(215) 994-2222

Any party may by notice given in accordance with this Section 9.2 to the other parties designate updated information for notices hereunder.

9.3.          Entire Agreement.  This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein) contains the entire agreement among the parties with respect to the Offer, the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than (a) the Confidentiality Agreement, which  shall survive and remain in full force and effect and (b) the Tender and Voting Agreements with the Principal Stockholders.

9.4.          Governing Law.  This Agreement and all actions arising under or in connection therewith shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.5.          Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a)           This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Sub may assign, at no additional cost or expense to the Company, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more direct or indirect wholly-owned subsidiaries of Parent, or (iii) to one or more direct or indirect wholly-owned subsidiaries of Parent (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an

Assignee, Parent and Sub (or the assignor) shall agree to remain liable for the performance by Parent and Sub (and such assignor, if applicable) of their obligations hereunder.  Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b)           Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) Section 6.8, which shall confer third-party beneficiary rights to the parties identified therein, and (ii) the right of the Company’s stockholders to receive the Closing Amount at the Acceptance Time or the Merger Consideration at the Effective Time.

9.6.          Counterparts and Signature.  This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.7.          Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.  The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.8.          Submission to Jurisdiction; Waiver.  Each of the Company, Parent and Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined in the state courts of the State of Delaware or, the United States District Court for the District of Delaware, and each of the Company, Parent and Sub hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts.  Each of the Company, Parent and Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.9.          Specific Performance.  Notwithstanding anything in this Agreement to the contrary, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.10.        Rules of Construction; Certain Definitions.

(a)           Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement:  (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (vi) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vii) references to a person are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Exhibit”, “Annex” or “Schedule” refer to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement; (ix) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (x) references to a federal, state, local or foreign statute or Law include any rules, regulations and delegated legislation issued thereunder; and (xi) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.  No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(b)           The following definitions apply to this Agreement: (i) references to the “Company’s knowledge” and words of similar import shall mean the knowledge of the executive officers of the Company listed on Section 9.10(b) of the Company Disclosure Letter who are primarily responsible for the matter(s) in question; (ii) references to the number of Shares then outstanding “on a fully diluted basis” means the number of Shares then outstanding, together with the Shares pursuant to Company Restricted Stock and Shares that the Company may be required to issue pursuant to then outstanding Time-Vested DSUs, Performance-Based DSUs or Company Option whether or not vested or then outstanding, provided that the exercise price of an option is not greater than $2 above the sum of (x) the Closing Amount and (y) the CPR

Payment Amount; (iii) the term “Governmental Entity” shall mean any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government; (iv) the term “business day” shall mean any day on which the principal offices of the SEC in Washington, DC are open to accept filings other than a day on which banking institutions located in New York, New York are permitted or required by Law to remain closed; and (v) the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

9.11.        No Waiver; Remedies Cumulative.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.12.        Waiver of Jury Trial.  EACH OF PARENT, COMPANY AND SUB HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

ADOLOR CORPORATION

By:	/s/ Michael R. Dougherty
	Name:	Michael R. Dougherty
	Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Michael W. Bonney
	Name:	Michael W. Bonney
	Title:	President and Chief Executive Officer

FRD ACQUISITION CORPORATION

By:	/s/ Michael W. Bonney
	Name:	Michael W. Bonney
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex I

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Sub’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered (excluding Shares tendered pursuant to unfulfilled guaranteed delivery procedures), and not validly withdrawn does not equal at least a majority of the Shares then outstanding on a fully diluted basis on the date of purchase (the “Minimum Condition”); (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act and any provisions under applicable comparable Laws of foreign jurisdictions shall not have expired, or been terminated or obtained, as applicable; or (iii) any of the following events shall occur and be continuing:

(a)           there shall be pending any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or impose any material limitations on Parent’s or Sub’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or any material portion of their or the Company’s or the Company Subsidiaries’ businesses or assets, taken as a whole, or to compel Parent or Sub or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent or their respective subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Sub, or render Sub unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of Sub or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders, or (v) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of the Shares;

(b)           there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable in the good faith judgment of Parent based on advice of counsel, by or on behalf of a Government Entity, to the Offer, the Merger or any other transaction contemplated hereby, or any other action shall be taken by any Governmental Entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

Annex I - 1

(c)           (1) the representations and warranties of the Company contained in the Merger Agreement, other than those in Section 3.2, Section 3.3(a), (b) and (c), the first sentence of Section 3.8, Section 3.11(b) and Section 3.19, shall not be true and correct, without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect,” except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect; (2) the representations and warranties of the Company contained in Section 3.2, clause (i) of Section 3.19 and Section 3.20 shall not be true and correct in all material respects; (3) the representations and warranties of the Company contained in Section 3.3(a), (b) and (c) shall not be true and correct; provided, however, that any deviation therein of not more than 25,000 Shares in the aggregate shall not be deemed to make such representations and warranties untrue or incorrect, (4) the representations and warranties of the Company contained in Sections 3.11(b) and 3.19 (except for clause (i)) shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a material adverse effect on the assets, properties, business, capitalization, results of operations, or financial condition of Parent and its subsidiaries, taken as a whole, or (5) the representations and warranties of the Company contained in the first sentence of Section 3.8 shall not be true and correct; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (1) - (5) as applicable) only as of such date or period.

(d)           the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement, obligation or covenant to be performed or complied with by it under the Merger Agreement and such failure to perform or to comply shall not have been cured;

(e)           since the date of this Agreement, there shall have occurred any events, changes, circumstances, events or developments which have had, or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect;

(f)            Parent and Sub shall have failed to receive a certificate executed by the Company’s Chief Executive Officer or President on behalf of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c), (d), and (e) of this Annex I have not occurred; or

(g)           the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Sub, may be asserted by Parent or Sub regardless of the circumstances giving rise to such condition, and may be waived by Parent or Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Sub, subject in each case to the terms of the Merger Agreement. The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I - 2

The term “Merger Agreement” shall be deemed to refer to the Agreement to which this Annex I is annexed.  The other capitalized terms used in this Annex I shall have the meanings set forth in the Merger Agreement.

Annex I - 3

Annex II

TENDER AND VOTING AGREEMENT

THIS TENDER AND VOTING AGREEMENT (this “Agreement”) dated [                              ], 2011, is entered into between Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent”), FRD Acquisition Corporation, a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Sub”), and                                                   , (“Stockholder”), with respect to (i) the shares of common stock, par value $0.0001 per share (the “Shares”), of Adolor Corporation a Delaware corporation (the “Company”), (ii) all securities exchangeable, exercisable or convertible into Shares, and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or upon any other change in the Company’s capital structure, in each case whether now owned or hereafter acquired by the  Stockholder (collectively, the “Securities”).

W I T N E S S E T H:

WHEREAS, Parent, Sub and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) pursuant to which Sub has agreed to make a tender offer described therein and thereafter merge with and into the Company (the “Merger”) with the result that the Company becomes a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, Stockholder beneficially owns and has the power to dispose of the Securities set forth on Schedule I hereto and has the power to vote the Shares set forth thereon;

WHEREAS, Parent and Sub desire to enter into this Agreement in connection with their efforts to consummate the acquisition of the Company;

WHEREAS, capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.             Certain Covenants.

1.1           Lock-Up.  Subject to Section 1.5, except as contemplated by the Merger Agreement, Stockholder hereby covenants and agrees that between the date hereof and the Termination Date, Stockholder will not (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities, or agree to do any of the foregoing, or (b) take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.  Notwithstanding the foregoing, in connection with any transfer not involving or

Annex II - 1

relating to any Acquisition Proposal (as defined in the Merger Agreement), Stockholder may transfer any or all of the Securities as follows: (i) in the case of a Stockholder that is an entity, to any subsidiary, partner or member of Stockholder, and (ii) in the case of an individual Stockholder, to Stockholder’s spouse, ancestors, descendants, estate or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (x) each person to which any of such Securities or any interest in any of such Securities is or may be transferred (a) shall have executed and delivered to Parent and Sub a counterpart to this Agreement pursuant to which such person shall be bound by all of the terms and provisions of this Agreement, and (b) shall have agreed in writing with Parent and Sub to hold such Securities or interest in such Securities subject to all of the terms and provisions of this Agreement, and (y) this Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms.

1.2           No Solicitation.  Between the date hereof and the Termination Date, except as permitted by Section 5.2 of the Merger Agreement, the Stockholder shall not and shall not authorize any agent, representative, affiliate, advisor, attorney, accountant or associate of Stockholder (collectively, “Representatives”) to, directly or indirectly, take any action that the Company is prohibited from taking under Section 5.2 of the Merger Agreement.

1.3           Certain Events.  This Agreement and the obligations hereunder will attach to the Securities and will be binding upon any person to which legal or beneficial ownership of any or all of the Securities passes, whether by operation of Law or otherwise, including without limitation, the Stockholder’s successors or assigns.  This Agreement and the obligations hereunder will also attach to any additional Shares or other Securities of the Company issued to or acquired by the Stockholder.

1.4           Grant of Proxy; Voting Agreement.

(a)           The Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Securities and hereby irrevocably appoints Parent as proxy for Stockholder to vote the Securities for Stockholder and in Stockholder’s name, place and stead, at any annual or special meeting, or at any adjournment thereof or pursuant to any consent of the stockholders of the Company, in lieu of a meeting or otherwise, whether before or after the Acceptance Time (as defined in the Merger Agreement), for the adoption of the Merger Agreement.  Parent acknowledges that the proxy granted hereby shall not be effective for any other purpose other than that specified in the previous sentence.  The parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with or as a result of any voting by Parent of the Securities or any execution of any consent.  The parties acknowledge that, pursuant to the authority hereby granted under the irrevocable proxy, Parent may vote the Securities in furtherance of its own interests, and Parent is not acting as a fiduciary for the Stockholder.

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(b)                                 Notwithstanding the foregoing grant to Parent of the irrevocable proxy, if Parent elects not to exercise its rights to vote the Securities pursuant to the irrevocable proxy, Stockholder agrees to vote the Securities during the term of this Agreement in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement as described in Section 1.4 at any annual or special meeting or action of the stockholders of the Company in lieu of a meeting or otherwise.

(c)                                  This irrevocable proxy shall not be terminated by any act of the Stockholder or by operation of law, whether by the death or incapacity of the Stockholder or by the occurrence of any other event or events (including, without limiting the foregoing, the termination of any trust or estate for which Stockholder is acting as a fiduciary or fiduciaries or the dissolution or liquidation of any corporation or partnership).  If between the execution hereof and the Termination Date, Stockholder should die or become incapacitated, or if any trust or estate holding the Securities should be terminated, or if any corporation or partnership holding the Securities should be dissolved or liquidated, or if any other such similar event or events shall occur before the Termination Date, certificates representing the Securities shall be delivered by or on behalf of Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by Parent hereunder shall be as valid as if such death, incapacity, termination, dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not Parent has received notice of such death, incapacity, termination, dissolution, liquidation or other event.

1.5                                 Tender of Securities.  Stockholder agrees, in exchange for the consideration described in the Merger Agreement, to tender the Shares beneficially owned as of the date hereof and set forth on Schedule I hereto for which Stockholder has sole dispositive power to Sub in the Offer as soon as practicable following the commencement of the Offer, and in any event not later than five (5) business days following the commencement of the Offer, and Stockholder shall not withdraw any such Shares so tendered unless the Offer is terminated; provided, however, that Stockholder shall have no duty or obligation to tender any Shares into the Offer if such action would cause Stockholder to incur liability under Section 16(b) of the Exchange Act.

1.6                                 Option.

(a)                                  On the terms and subject to the conditions set forth herein, Stockholder hereby grants to Parent an irrevocable option (the “Option”) to purchase all of the right, title and interest of Stockholder in and to Stockholder’s Securities with a price per share equal to the Offer Price; provided, however, that Stockholder shall have no duty or obligation to sell any Securities to Parent if such action would cause Stockholder to incur liability under Section 16(b) of the Exchange Act.  Parent may exercise the Option in whole, but not in part, if, but only if, (i) Sub has acquired Shares pursuant to the Offer and (ii) Stockholder has failed to tender into the Offer any Shares or shall have withdrawn the tender of any Shares into the Offer in breach of this Agreement.  Parent may exercise the Option at any time within the sixty (60) days following the date when such Option first becomes exercisable.

(b)                                 In the event that Parent is entitled to and wishes to exercise the Option, Parent shall send a written notice to Stockholder specifying the place and the date for the

Annex II - 3

closing of such purchase, which date shall be not more than sixty (60) days after the date of such notice; provided that in the event that prior notification to, or approval of, any Governmental Entity is required in connection with the exercise of the Option or there shall be in effect any preliminary or final injunction or other order issued by any Governmental Entity prohibiting the exercise of the Option, the period of time during which the date of the closing may be fixed shall be extended until the tenth (10th) day following the last date on which all required approvals shall have been obtained, all required waiting periods shall have expired or been terminated and any such prohibition shall have been vacated, terminated or waived.

(c)                                  At the closing of the purchase of Stockholder’s Securities pursuant to exercise of the Option, simultaneously with the payment by Parent of the purchase price for Stockholder’s Securities, such Stockholder shall deliver, or cause to be delivered, to the Sub certificates representing Securities duly endorsed to Parent or accompanied by stock powers or other transfer documents duly executed by the Company in blank, together with any necessary stock transfer stamps properly affixed, free and clear of all Encumbrances.

1.7                                 Public Announcement.  Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by Law, including any filings with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Section 1.7 shall terminate and be null and void upon the earlier of (i) the Termination Date and (ii) consummation of the Merger.

1.8                                 Disclosure.  Stockholder hereby authorizes Parent and Sub to publish and disclose in any announcement or disclosure required by the SEC, The Nasdaq Stock Market or any other national securities exchange and in the Offer Documents and, if necessary, the Proxy Statement (each as defined in the Merger Agreement), (including all documents and schedules filed with the SEC in connection with either of the foregoing), its identity and ownership of the Securities and the nature of its commitments, arrangements and understandings under this Agreement.  Parent and Sub hereby authorize Stockholder to make such disclosure or filings as may be required by the SEC or The Nasdaq Stock Market or any other national securities exchange.

2.                                       Representations and Warranties of Stockholder.  Stockholder hereby represents and warrants to Parent and Sub, as of the date hereof and as of the date Sub purchases Shares pursuant to the Offer, that:

2.1                                 Ownership.  Stockholder has good and marketable title to, and is the sole legal and beneficial owner of the Securities set forth on Schedule I hereto, in each case free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever, other than those arising under the securities laws or under the Company’s governance documents or under any registration rights agreement between the Company and Stockholder (collectively, “Liens”).  At the time Sub purchases the Shares pursuant to the Offer, Stockholder will transfer and convey to Parent or its designee good and

Annex II - 4

marketable title to the Shares included in the Securities, free and clear of all Liens created by or arising through Stockholder.

2.2                                 Authorization.  Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has sole voting power and sole power of disposition, with respect to the Securities with no restrictions on its voting rights or rights of disposition pertaining thereto except pursuant to applicable community property laws.  Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms.  If the Stockholder is married and the Securities constitute community property, this Agreement has been duly authorized, executed and delivered by the Stockholder’s spouse, and this Agreement is a legal, valid and binding agreement of the Stockholder’s spouse, enforceable against the Stockholder’s spouse in accordance with its terms.

2.3                                 No Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require the Stockholder to file or register with, or obtain any permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity other than filings with the SEC pursuant to the Exchange Act, or (b) violate, or cause a breach of or default under, or conflict with any contract, agreement or understanding, any Law binding upon the Stockholder, except for such violations, breaches, defaults or conflicts which are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the Stockholder’s ability to satisfy its obligations under this Agreement.  No proceedings are pending which, if adversely determined, will have an adverse effect on any ability to vote or dispose of any of the Securities. The Stockholder has not previously assigned or sold any of the Securities to any third party.

2.4                                 Stockholder Has Adequate Information.  Stockholder is a sophisticated seller with respect to the Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Securities and has independently and without reliance upon either Sub or Parent and based on such information as Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Stockholder acknowledges that neither Sub nor Parent has made and neither makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.  Stockholder acknowledges that the agreements contained herein with respect to the Securities by Stockholder are irrevocable (prior to the Termination Date), and that Stockholder shall have no recourse to the Securities, Parent or Sub, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

2.5                                 No Setoff.  The Stockholder has no liability or obligation related to or in connection with the Securities other than the obligations to Parent and Sub as set forth in this Agreement.  There are no legal or equitable defenses or counterclaims that have been or may be asserted by or on behalf of the Company or the Stockholder to reduce the amount of the Securities or affect the validity or enforceability of the Securities.

Annex II - 5

3.                                       Representations and Warranties of Parent and Sub.  Parent and Sub hereby represent and warrant to Stockholder, as of the date hereof that:

3.1                                 Authorization.  Parent and Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  Parent and Sub have duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms.

3.2                                 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or cause a breach of or default under, any contract or agreement, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon Parent or Sub, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on either Parent’s or Sub’s ability to satisfy its obligations under this Agreement.

4.                                       Survival of Representations and Warranties.  The respective representations and warranties of Stockholder, Parent and Sub contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto.  The representations and warranties contained herein shall survive the closing of the transactions contemplated hereby until the expiration of the applicable statute of limitations, including extensions thereof.

5.                                       Specific Performance.  Stockholder acknowledges that Sub and Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement.  It is accordingly agreed that, in addition to any other remedies which may be available to Sub and Parent upon the breach by Stockholder of such covenants and agreements, Sub and Parent shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

6.                                       Miscellaneous.

6.1                                 Term.  This Agreement and all obligations hereunder shall terminate upon the earlier of (i) the day after the Merger is consummated, (ii) the Outside Date (as defined in the Merger Agreement), (iii) the date of any modification or amendment to the Merger Agreement or waiver of a Company right under the Merger Agreement, and (iv) the termination of the Merger Agreement (the earliest of (i), (ii), (iii) and (iv), the “Termination Date”).

6.2                                 Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary: (a) the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as a record holder and beneficial owner of Securities and not in such Stockholder’s capacity as a director, officer or employee, or as a trustee or fiduciary for any employee benefit plan or trust, and (b) nothing herein will be construed to limit or affect any action or inaction by the Stockholder or any Representative of the Stockholder, as applicable,

Annex II - 6

serving on the Company Board of Directors or on the board of directors of any Company Subsidiary or as an officer or fiduciary of the Company or any of Company Subsidiary, acting in such person’s capacity as a director, officer or fiduciary of the Company or any Company Subsidiary.

6.3                                 Expenses.  Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement.  Each of the parties hereto warrants and covenants to the others that it will bear all claims for brokerage fees attributable to action taken by it.

6.4                                 Binding Effect.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

6.5                                 Entire Agreement.  This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter.  This Agreement may be amended only by a written instrument duly executed by the parties hereto.

6.6                                 Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7                                 Assignment.  Without limitation to Section 1.1, this Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Sub may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent or Sub without such prior written approval but no such assignment shall relieve Parent or Sub of any of its obligations hereunder.  Any purported assignment requiring consent without such consent shall be void.

6.8                                 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

6.9                                 Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail (with receipt confirmed by telephone), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

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(a)                                  if to Parent or Sub, to:

Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, Massachusetts 02421
Attn:	Tamara L. Joseph, Senior Vice President, General Counsel and Secretary
Telephone:	(781) 860-8660

with a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
Attn: Paul M. Kinsella
Email: paul.kinsella@ropesgray.com
Telephone:	(617) 951-7921
Facsimile:	(617) 235-0822

(b)                                 If to Stockholder, to the addresses indicated on Schedule I hereto.

Any party may by notice given in accordance with this Section 6.9 to the other parties to designate updated information for notices hereunder.

6.10                           Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to its principles of conflicts of Laws.

6.11                           Enforceability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.  Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and, absent agreement among the parties, a court is authorized to so modify this Agreement.

6.12                           Further Assurances.  From time to time, at Parent’s request and without further consideration, Stockholder shall execute and deliver to Parent such documents and take such action as Parent may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Parent good, valid and marketable title to the Securities, including, but not limited to, using commercially reasonable efforts to cause the appropriate transfer agent or registrar to transfer of record the Securities.

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6.13                           Remedies Not Exclusive.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.14                           Waiver of Jury Trial.  EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.15                           No Agreement Until Executed. This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board of Directors has adopted and approved the possible acquisition of the Shares by Parent and Sub pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

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Annex II - 9

IN WITNESS WHEREOF, Parent, Sub and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

CUBIST PHARMACEUTICALS, INC.

By:
Name:
Title:

FRD ACQUISITION CORPORATION

By:
Name:
Title:

STOCKHOLDER:

Name:

Annex II - 10

SCHEDULE I TO
THE TENDER AND VOTING AGREEMENT

1.                                       Securities held by Stockholder:

Stockholder	Shares	Options to Purchase Shares	Restricted Stock	DSUs

2.                                       Address to which notices or other communications are to be sent in accordance with Section 6.9 of this Agreement:

Stockholder:

Facsimile:
Email:

with a copy to:

Facsimile:
Email:

and with a copy to:

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Annex III

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[COMPANY]

* * * * *

1.                                       The name of the corporation is:  [COMPANY]

2.                                       The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

3.                                       The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.                                       The total number of shares of stock which this corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share, amounting in the aggregate to One Hundred Dollars ($100.00).  Each share of Common Stock shall be entitled to one vote.

5.                                       Elections of directors need not be by written ballot unless the by-laws of this corporation shall provide.

6.                                       Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide.  The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

7.                                       This corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this corporation or while a director or officer is or was serving at the request of this corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person unless such action, suit, proceeding, claim or counterclaim was authorized in the specific case by the board of directors of the corporation.  Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of

Annex III - 1

directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person.  Any person seeking indemnification under this paragraph 7 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.  Any repeal or modification of the foregoing provisions of this paragraph 7 shall not adversely affect any right or protection of a director or officer of this corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

8.                                       A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined.  No amendment or repeal of this paragraph 9 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

9.                                       The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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Annex III - 2

ANNEX IV

CONTINGENT PAYMENT RIGHTS AGREEMENT

THIS CONTINGENT PAYMENT RIGHTS AGREEMENT, dated as of                         , 2011 (this “Agreement”), is entered into by and between Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation, as Rights Agent.

RECITALS

WHEREAS, Parent, FRD Acquisition Corporation, a Delaware corporation (“Sub”), and Adolor Corporation, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of October 24, 2011 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Sub (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) and (b) following acceptance of the shares of Company Common Stock pursuant to the Offer, will merge with and into the Company, with the Company surviving the Merger as a subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, in each of the Offer and the Merger, Parent has agreed to provide to Company’s stockholders the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CPR is $4.50.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1.                                       DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1.  Definitions.  Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least thirty-five percent (35%) of the outstanding CPRs.

“Assignee” has the meaning set forth in Section 6.3.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.

“CPRs” means the rights of Holders to receive contingent cash payments pursuant to this Agreement.

“CPR Register” has the meaning set forth in Section 2.3(b).

Annex IV - 1

“CPR Shortfall” has the meaning set forth in Section 4.5.

“Diligent Efforts” means, with respect to the Product, efforts of a Person to carry out its obligations, and to cause its controlled Affiliates and Product licensees, if any, to carry out their respective obligations, using such efforts and employing such resources normally used by Persons in the pharmaceutical business similar in size and resources to Parent relating to seeking regulatory approval for a product candidate or commercialization of an approved product that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity, product profile, including efficacy, safety, tolerability and convenience, the competitiveness of alternate products in the marketplace or under development, the availability of existing forms or dosages of the Product for other indications, the launch or sales of a generic or biosimilar product, the regulatory environment and the profitability of the Product (including pricing and reimbursement status) and other relevant considerations, including technical, commercial, legal, scientific and/or medical factors.

“DTC” means The Depository Trust Company or any successor thereto.

“Eight Hundred Million Dollar Sales Target” means the achievement of cumulative worldwide Net Sales of $800 million prior to the earlier of (i) the fifth anniversary of the earlier of (a) the first commercial sale of the Product in the United States or (b) the Major Market Sales Date and (ii) July 1, 2024.

“EMA” means the European Medicines Agency, or any successor agency.

“EMA Approval” means the decision of the European Commission addressed to Parent, any of its controlled Affiliates or any Assignee granting marketing authorization through the centralized procedure for the Product, following a positive opinion by the EMA, which authorization grants Parent, any of its controlled Affiliates or any Assignee the right to market and sell the Product immediately for use in the European Union for the treatment of opioid induced constipation on or before the Regulatory Approval Payment Target Date. For clarity, EMA Approval does not refer to approval in one or more individual Major Market countries of the European Union.

“EMA Approval Payment Amount” means an amount equal to $0.50 per CPR, payable in cash, without interest.

“EMA Approval Payment Notice” has the meaning set forth in Section 2.4.

“EMA Payment Trigger Date” means a date on which either of the following occurs: (a) EMA Approval without EMA Preferred Product Label Approval or (b) EMA Preferred Product Label Approval.

“EMA Preferred Product Label Approval” means an EMA Approval that contains a product label for the Indication without a maximum day limitation, provided that (a) the Product is the first product to receive marketing authorization from the EMA for use in the European Union in the Indication without a maximum day limitation or (b) if it is not the first product to receive marketing authorization from the EMA for use in the European Union in the Indication without a maximum day limitation, EMA Approval does not require either (i) the inclusion of a “black symbol” referred to in Article 23 of Regulation (EC) 726/2004, as amended), in the Summary of Product Characteristics and the package leaflet of the Product, or (ii) implementation of a REMS other than a “black symbol” or REMS, as applicable, that does not competitively disadvantage the Product relative to other products without a maximum day limitation that have received marketing authorization from the EMA for use in the European Union in the Indication.

“EMA Preferred Product Label Payment Amount” means an amount equal to $1.50 per CPR, payable in cash, without interest.

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“FDA” means the U.S. Food and Drug Administration, or any successor agency.

“FDA Approval” means receipt by Parent, any of its controlled Affiliates or any Assignee, on or before the Regulatory Approval Payment Target Date, of a final approval letter from the FDA with respect to a new drug application for the Product, which approval letter grants Parent, any of its controlled Affiliates or any Assignee the right to market and sell the Product for use in the United States for the treatment of opioid induced constipation.

“FDA Approval Payment Amount” means an amount equal to $1.25 per CPR, payable in cash, without interest.

“FDA Approval Payment Notice” has the meaning set forth in Section 2.4.

“FDA Payment Trigger Date” means a date on which either of the following occurs: (a) FDA Approval without FDA Preferred Product Label Approval or (b) FDA Preferred Product Label Approval.

“FDA Preferred Product Label Approval” means an FDA Approval that contains a product label for the Indication without a maximum day limitation, provided that (a) the Product is the first product to be approved by the FDA for use in the Indication without a maximum day limitation or (b) if it is not the first product to be approved by the FDA for use in the Indication without a maximum day limitation, the FDA Approval does not require either (i) the inclusion of a “boxed warning” (as defined in 21 CFR 201.57(c)(1)) in the product labeling or (ii) implementation of a REMS, other than a “boxed warning” or REMS, as applicable, that does not competitively disadvantage the Product relative to other products without a maximum day limitation approved by the FDA for use in the United States in the Indication.

“FDA Preferred Product Label Payment Amount” means an amount equal to $3.00 per CPR, payable in cash, without interest.

“Four Hundred Million Dollar Sales Target” means the achievement of cumulative worldwide Net Sales of $400 million prior to the earlier of (i) the fifth anniversary of the earlier of (a) the first commercial sale of the Product in the United States or (b) the Major Market Sales Date and (ii) July 1, 2024.

“Governmental Entity” means any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government.

“Holder” means a Person in whose name a CPR is registered in the CPR Register at the applicable time.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (i) jointly by the Acting Holders and Parent, or (ii) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.

“Indication” means the oral monotherapy treatment of opioid induced constipation.

“Major Market” means each of the United Kingdom, France, Germany, Spain or Italy.

“Major Market Sales Date” means the first date on which there have been, on that date or on any earlier date, commercial sales of the Product in at least three of the Major Markets.

“Milestone Notice” has the meaning set forth in Section 2.4.

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“Milestone Payment Amount” means if, as of the Regulatory Approval Payment Target Date, (1) neither FDA Preferred Product Label Approval, nor EMA Preferred Product Label Approval has been obtained, (a) $1.50 if the Four Hundred Million Dollar Sales Target is achieved and (b) an additional $1.25 if the Eight Hundred Million Dollar Sales Target is achieved, (2) EMA Preferred Product Label Approval has been obtained, but FDA Preferred Product Label Approval has not been obtained, (a) $0.50 if the Four Hundred Million Dollar Sales Target is achieved and (b) an additional $1.25 if the Eight Hundred Million Dollar Sales Target is achieved, and (3) FDA Preferred Product Label Approval has been obtained, but EMA Preferred Product Label Approval has not been obtained, $1.00 if the Eight Hundred Million Dollar Sales Target is achieved. For reference only, a summary of potential Milestone Payment Amounts has been attached as Appendix A to this Agreement.

“Milestone Payment Date” means each date on which a Milestone Payment Amount is paid.

“Milestones” shall mean, collectively, the FDA Approval, the FDA Preferred Product Label Approval, the EMA Approval, the EMA Preferred Product Label Approval, the Four Hundred Million Dollar Sales Target and the Eight Hundred Million Dollar Sales Target.

“Net Sales” means the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions, all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with generally accepted accounting principles or International Financial Reporting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts; provided, however, that in no event shall any sales consummated after June 30, 2024 be included in the calculation of Net Sales. In the case of any sale of the Product between or among the Company, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the market price of the Product in the jurisdiction of sale during the relevant period.

“Net Sales Statement” means a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail (i) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties other than any other Selling Entity, (ii) an itemized calculation of the Permitted Deductions, (iii) to the extent that sales for the Products is recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars, and (iv) the calculation of the Milestone Payment Amounts due, if any.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Payment Amount” means any Regulatory Approval Payment Amount or any Milestone Payment Amount, as applicable.

“Payment Date” means any Regulatory Approval Payment Date or any Milestone Payment Date, as applicable.

“Payment Targets” means EMA Preferred Product Label Approval, FDA Preferred Product Label Approval and Sales Milestones.

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“Permitted Deductions” means the following deductions to the extent included in the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity with respect to the sale:

(1)               normal and customary trade and quantity discounts;

(2)               amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically identifiable to the Product;

(3)               chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Entities;

(4)               rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5)               tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of Governmental Entities;

(6)               reasonable reserves made for uncollectible amounts on previously sold products;

(7)               discounts pursuant to indigent patient programs and patient discount programs and coupon discounts;

(8)               transportation, freight, postage, importation, shipping insurance and other handling expenses; and

(9)               required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.

“Permitted Transfer” means: a transfer of CPRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (d) in the case of CPRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

“Product” means the small molecule, peripherally-acting mu opioid receptor antagonist currently known as ADL5945.

“Regulatory Approval Payment Amount” means (1) for FDA Approval without FDA Preferred Product Label Approval, the FDA Approval Payment Amount, (2) for FDA Preferred Product Label Approval, the FDA Preferred Product Label Payment Amount, (3) for EMA Approval without EMA Preferred Product Label Approval, the EMA Approval Payment Amount, and (4) for EMA Preferred Product Label Approval, the EMA Preferred Product Label Payment Amount, as applicable; provided that if FDA Preferred Product Label Approval is obtained at any time after FDA Approval is obtained, the applicable Regulatory Approval Payment Amount will be equal to the difference between (i) the FDA Preferred Product Label Payment Amount and (ii) the FDA Approval Payment Amount, and if EMA Preferred Product Label Approval is obtained at any time after EMA Approval is obtained, the applicable Regulatory Approval Payment Amount will be equal to the difference between (i) the EMA Preferred Product Label Payment Amount and (ii) the EMA Approval Payment Amount. For reference only, a summary of potential Regulatory Approval Payment Amounts has been attached as Appendix A to this Agreement.

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“Regulatory Approval Payment Date” has the meaning set forth in Section 2.4.

“Regulatory Approval Payment Notice” means the EMA Approval Payment Notice or the FDA Approval Payment Notice, as applicable.

“Regulatory Approval Payment Target Date” means July 1, 2019.

“REMS” means, in the United States, a risk evaluation and mitigation strategy required by the FDA under the authority granted to it in 28 U.S.C. § 355-1, and in the European Union, a risk management plan as described in the EMA’s Guideline on Risk Management Systems for Medicinal Products for Human Use (2005).

“Review Request Period” has the meaning set forth in Section 4.5.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Sales Milestone” means the Four Hundred Million Dollar Sales Target or the Eight Hundred Million Dollar Sales Target, as applicable.

“Sales Milestone Trigger Date” means for any Sales Milestone, if either FDA Preferred Product Label Approval or EMA Preferred Product Label Approval has not been achieved before or on the Regulatory Approval Payment Target Date, the date after the Regulatory Approval Payment Target Date on which such Sales Milestone is first achieved.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates, licensees and sublicensees.

1.2.  Rules of Construction.  Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

2.                                       CONTINGENT PAYMENT RIGHTS

2.1.  CPRs.  The CPRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders will be determined pursuant to the terms of the Merger Agreement.

2.2.  Nontransferable.  The CPRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

2.3.  No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CPRs will not be evidenced by a certificate or other instrument.

(b)         The Rights Agent will keep a register (the “CPR Register”) for the purpose of registering CPRs and transfers of CPRs as herein provided. The CPR Register will initially show one position for Cede & Co representing all the shares of Company Common Stock held by DTC on behalf of the street holders of the shares of Company Common Stock tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time. The Rights Agent will have

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no responsibility whatsoever directly to the street name holders with respect to transfers of CPRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c)          Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CPR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CPRs in the CPR Register. No service charge shall be made for any registration of transfer of a CPR, but Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CPR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CPRs registered in the CPR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CPR will be valid until registered in the CPR Register.

(d)         A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CPR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CPR Register.

2.4.  Payment Procedures.

(a)          On or before the fifth Business Day following (i) any EMA Payment Trigger Date and (ii) July 1, 2019, Parent will deliver to the Rights Agent a notice (the “EMA Approval Payment Notice”) indicating whether EMA Approval was achieved, and if achieved, whether EMA Preferred Product Label Approval was achieved. On or before the fifth Business Day following (i) any FDA Payment Trigger Date and (ii) July 1, 2019, Parent will deliver to the Rights Agent a notice (the “FDA Approval Payment Notice”) indicating whether FDA Product Approval was achieved, and if achieved, whether FDA Preferred Product Label Approval was achieved. On or before the fifth Business Day following (i) any Sales Milestone Trigger Date and (ii) July 1, 2024, unless prior to such date one or more Regulatory Approval Payment Notices was delivered to the Rights Agent indicating both FDA Preferred Product Label Approval and EMA Preferred Product Label Approval had been achieved, Parent will deliver to the Rights Agent a notice (the “Milestone Notice”) indicating whether a Sales Milestone was achieved.

(b)         The Rights Agent will, within ten Business Days of receipt of any Regulatory Approval Payment Notice (each such date, a “Regulatory Approval Payment Date”), send each Holder at its registered address a copy of the Regulatory Approval Payment Notice. If a Regulatory Approval Payment Amount is payable to the Holders, then at the time the Rights Agent sends a copy of a Regulatory Approval Payment Notice to the Holders, the Rights Agent will also pay the applicable Regulatory Approval Payment Amount, as calculated by Parent and communicated to Rights Agent, to each of the Holders (the amount to which each Holder is entitled to receive will be the

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applicable Regulatory Approval Payment Amount multiplied by the number of CPRs held by such Holder as reflected on the CPR Register) by check mailed to the address of each Holder as reflected in the CPR Register as of the close of business on the last Business Day prior to such Regulatory Approval Payment Date.

(c)          The Rights Agent will, within ten Business Days of receipt of any Milestone Notice, send each Holder at its registered address a copy of the Milestone Notice. If a Milestone Payment Amount is payable to the Holders, then at the time the Rights Agent sends a copy of a Milestone Notice to the Holders, the Rights Agent will also pay the applicable Milestone Payment Amount, as calculated by Parent and communicated to Rights Agent, to each of the Holders (the amount to which each Holder is entitled to receive will be the applicable Milestone Payment Amount multiplied by the number of CPRs held by such Holder as reflected on the CPR Register) by check mailed to the address of each Holder as reflected in the CPR Register as of the close of business on the last Business Day prior to such Milestone Payment Date.

(d)         Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold, from any Payment Amount otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, the Treasury Regulations thereunder, or any other applicable Tax Law, as may be determined by Parent or the Rights Agent. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, and as soon as practicable after any payment of such taxes by Parent or the Rights Agent, Parent shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid the original or a certified copy of a receipt issued by the applicable taxing authority evidencing such payment, a copy of the return reporting such payment, or other reasonably acceptable evidence of such payment.

(e)          Any portion of any Payment Amount that remains undistributed to the Holders six (6) months after an applicable Payment Date will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.

(f)            Neither Parent nor the Rights Agent will be liable to any person in respect of any Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Payment Amount has not been paid immediately prior to the date on which such Payment Amount would otherwise escheat to or become the property of any Governmental Entity, any such Payment Amount will, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

2.5.  No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a)          The CPRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CPRs to any Holder.

(b)         The CPRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger.

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3.                                       THE RIGHTS AGENT

3.1.  Certain Duties and Responsibilities.  The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence.

3.2.  Certain Rights of Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a)          the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)         whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct on its part, incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)          the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)         the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e)          the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)            the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only;

(g)         the Rights Agent will have no liability in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent); nor shall it be responsible for any breach by the Parent of any covenant or condition contained in this Agreement;

(h)         Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i)             Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of bad faith, gross negligence or willful misconduct on its part;

(j)             Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and

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franchise or similar taxes imposed on it (in lieu of net income taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(k)          No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3.  Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least 60 days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least 60 days prior to the date so specified.

(b)         If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent who may be a Holder but may not be an officer of Parent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)          Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CPR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

3.4.  Acceptance of Appointment by Successor.  Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

4.                                       COVENANTS

4.1.  List of Holders.  Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within ten Business Days of the Effective Time.

4.2.  Payment of Payment Amounts.  Parent will promptly deposit with the Rights Agent, for payment to each Holder, the applicable Payment Amount, if any, a reasonable time in advance of an applicable Payment Date if such amount is payable in accordance with the terms of this Agreement.

4.3.  Milestones.  Parent shall, and shall cause its controlled Affiliates to, use Diligent Efforts to achieve each of the Milestones.

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4.4.  Books and Records.  Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.5.  Audits.

(a)          Upon the written request of the Acting Holders within one (1) year of the delivery of any Milestone Notice (the “Review Request Period”) but no more than once per Milestone Notice, Parent shall permit, and shall cause its controlled Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of the Company as may be reasonably necessary to verify the accuracy of the Net Sales Statement and the figures underlying the calculations set forth therein, including, without limitation, all written materials related to any sale transaction reasonably requested by such Independent Accountant. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Net Sales Statement that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause to its controlled Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent. The Independent Accountant shall disclose to Parent and the Acting Holders any matters directly related to their findings to the extent necessary to verify the accuracy or completeness of the Net Sales Statements. The fees charged by such accounting firm shall be paid by Parent.

(b)         If the Independent Accountant concludes that either the Four Hundred Million Dollar Sales Target or the Eight Hundred Million Dollar Sales Target was achieved and a Milestone Payment Amount that was properly due was not paid to the Holders (the difference in payment being the “CPR Shortfall”), Parent shall pay the CPR Shortfall with respect to each CPR within ten (10) days of the date the Acting Holders deliver to Parent the Independent Accountant’s written report. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.

(c)          If, upon the expiration of the Review Request Period, the Acting Holders have not requested a review of the Net Sales Statement in accordance with this Section 4.5, the calculations set forth in the Net Sales Statement shall be binding and conclusive upon the Holders.

(d)         Each person seeking to receive information from Parent in connection with a review pursuant to this Section 4.5 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any controlled Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

5.                                       AMENDMENTS

5.1.  Amendments without Consent of Holders.

(a)          Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3.

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(b)         Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)                  to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)               to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)            to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)           as may be necessary or appropriate to ensure that the CPRs are not subject to registration under the Securities Act or the Exchange Act; or

(v)              any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(c)          Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CPR Register, setting forth such amendment.

5.2.  Amendments with Consent of Holders.

(a)          Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Holders of not less than a majority of the outstanding CPRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Holders of eighty (80%) percent of the outstanding CPRs:

(i)                  modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CPRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the Milestones,

(ii)               reduce the number of CPRs, or

(iii)            modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CPR affected thereby.

(b)         Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CPR Register, setting forth such amendment.

5.3.  Execution of Amendments.  In executing any amendment permitted by this Section 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by

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this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4.  Effect of Amendments.  Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6.                                       OTHER PROVISIONS OF GENERAL APPLICATION

6.1.  Notices to Rights Agent and Parent.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail, or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent, to it at:

Broadridge Corporate Issuer Solutions, Inc. 1717 Arch Street Suite 1300 Philadelphia, Pennsylvania 19103
Telephone:	(215) 553-5400
Attention:	General Manager

With a copy to:

Broadridge Financial Solutions, Inc. 2 Journal Square Plaza Jersey City, New Jersey 07306 Attention: General Counsel

If to Parent, to it at:

Cubist Pharmaceuticals, Inc. 65 Hayden Avenue Lexington, Massachusetts 02421
Attn:	Tamara L. Joseph, Senior Vice President, General Counsel and Secretary
Telephone:	(781) 860-8660

with a copy to:

Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199
Telephone:	617-951-7921
Facsimile:	617-235-0822
Email:	paul.kinsella@ropesgray.com
Attention:	Paul M. Kinsella

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.

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6.2.  Notice to Holders.  Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CPR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

6.3.  Parent Successors and Assigns.  Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent or to any purchaser or licensee of substantial rights to the Product (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Sub (or the other assignor) shall agree to remain liable for the performance by Parent and Sub (and such other assignor, if applicable) of their obligations hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee, and this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successor’s ability to merge or consolidate. Each of Parent’s successors shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CPRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

6.4.  Benefits of Agreement.  Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the, Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement.

6.5.  Governing Law.  This Agreement, the CPRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, provided, however, that the laws of the respective jurisdictions of incorporation of each of the parties shall govern the relative rights, obligations, powers, duties and other internal affairs of such party and its board of directors.

6.6.  Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

6.7.  Counterparts and Signature.  This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

6.8.  Termination.  This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments will be required to be made, upon the earlier to occur of (a) the mailing by

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the Rights Agent to the address of each Holder as reflected in the CPR Register the full amount of all potential Payment Amounts required to be paid under the terms of this Agreement and (b) the expiration of the final Review Request Period, unless there is an ongoing audit pursuant to Section 4.5, in which case until such audit has been completed. In no event will any Regulatory Approval Payment Amount become payable after the Regulatory Approval Payment Target Date, nor will any Milestone Payment Amount become payable on account of sales of the Product consummated after June 30, 2024.

6.9.  Entire Agreement.  This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and be controlling.

6.10.  Dispute Resolution.  Any dispute arising out of or relating to this contract, including the breach, termination or validity thereof, shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by three arbitrators, of whom each party shall designate one in accordance with the ‘screened’ appointment procedure provided in Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York, New York. In any such dispute, actions on behalf of Holders, including initiation of arbitration, shall be approved by the Acting Holders.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CUBIST PHARMACEUTICALS, INC.

By:

Name:

Title:

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

By:

Name:

Title:

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Appendix A

POTENTIAL REGULATORY APPROVAL PAYMENT AMOUNTS

	FDA APPROVAL PAYMENTS	EMA APPROVAL PAYMENTS	COMBINED APPROVAL PAYMENTS
Regulatory Approval Only; No Preferred Product Label Approval	$1.25	$0.50	$1.75
Preferred Product Label Approval	$3.00	$1.50	$4.50
TOTAL POTENTIAL REGULATORY APPROVAL PAYMENT AMOUNTS	$3.00	$1.50	$4.50

POTENTIAL MILESTONE PAYMENT AMOUNTS

	Both FDA and EMA Preferred Product Label Approval	NEITHER FDA, NOR EMA, PREFERRED PRODUCT LABEL APPROVAL	EMA PREFERRED PRODUCT LABEL APPROVAL ONLY	FDA Preferred Product Label Approval Only
ADDITIONAL PAYMENT AT $400M CUMULATIVE WW NET SALES	$0.00	$1.50	$0.50	$0.00
ADDITIONAL PAYMENT AT $800M CUMULATIVE WW NET SALES	$0.00	$1.25	$1.25	$1.00
TOTAL POTENTIAL ADDITIONAL SALES MILESTONE PAYMENT	$0.00	$2.75	$1.75	$1.00

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